Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EMERSON ELECTRIC CO.,

EMERSUB CXIV, INC.

and

NATIONAL INSTRUMENTS CORPORATION

Dated as of April 12, 2023

TABLE OF CONTENTS

Page

Section 1.1	The Merger	1
Section 1.2	Closing	2
Section 1.3	Effective Time	2
Section 1.4	Effects of the Merger	2
Section 1.5	Organizational Documents of the Surviving Corporation	2
Section 1.6	Directors of the Surviving Corporation	2
Section 1.7	Officers of the Surviving Corporation	2

Article 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1	Effect on Capital Stock	3
Section 2.2	Exchange of Certificates	4
Section 2.3	Treatment of Company Equity Awards and Company ESPP	7

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

-i-

Section 3.21	Fairness Opinion	26
Section 3.22	Financial Advisors’ Fees	26
Section 3.23	Disclosure	27
Section 3.24	Rights Agreement	27

Article 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

-ii-

Exhibit A: Form of Certificate of Incorporation of the Surviving Corporation

Company Disclosure Letter

Parent Disclosure Letter

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of April 12, 2023 (this “Agreement”), by and among Emerson Electric Co., a Missouri corporation (“Parent”), Emersub CXIV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and National Instruments Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub, and the Company are referred to herein as the “parties” and each, a “party.”

W I T N E S S E T H :

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders’ Meeting;

WHEREAS, the boards of directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

Article 1

THE MERGER

Section 1.1   The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2   Closing. The closing of the Merger (the “Closing”) shall take place (a) at 10:00 a.m., local time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or remotely by exchange of documents and signatures (or their electronic counterparts) on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other place, time and date as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3   Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file, and Parent and Merger Sub shall cooperate with the Company in its filing of, a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as may be agreed by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to as the “Effective Time”).

Section 1.4   Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5   Organizational Documents of the Surviving Corporation. Subject to Section 5.10, at the Effective Time:

(a)   the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A; and

(b)   the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “National Instruments Corporation”), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6   Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. Prior to the Closing, the Company will use its reasonable best efforts to cause each member of the Company Board to execute a written letter of resignation, in form and substance reasonably acceptable to Parent, effectuating at the Effective Time his or her resignation as a member of the Company Board.

Section 1.7  Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Article 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1   Effect on Capital Stock.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)     Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) that is outstanding immediately prior to the Effective Time, but excluding Subsidiary Shares, Cancelled Shares and Dissenting Shares, shall be converted automatically into the right to receive $60.00 per Share in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration. Each Share held by any Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time (the “Subsidiary Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(ii)     Cancellation of Shares. Each Share that is owned by the Company as treasury stock or otherwise (other than, for the avoidance of doubt, shares of Common Stock reserved for issuance under any of the Company Equity Plans or the Company ESPP) or held by Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)   Conversion of Merger Sub Common Stock. Each share of common stock, par value $1.00 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)   Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Subsidiary Shares and the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and are entitled to demand and properly demand appraisal of such Shares, as applicable (the “Dissenting Shares”), pursuant to, and who have properly exercised and perfected their demands for appraisal rights under and comply in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and any such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted into, and to have become exchangeable solely for the right to receive, without interest thereon or duplication, the Merger Consideration pursuant to Section 2.1(a). “Proposed Dissenting Shares” means shares of Common Stock whose holders provide demands for appraisal to the Company prior to the Company Stockholders’ Meeting and do not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the Appraisal Rights and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and (ii) the reasonable opportunity to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, or agree to do any of the foregoing.

(c)   Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2  Exchange of Certificates.

(a)   Paying Agent. No later than the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and reasonably approved in advance by the Company in writing (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares or Subsidiary Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being referred to as the “Payment Fund”). In the event the Payment Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Payment Fund in accordance with this Agreement.

(b)   Payment Procedures.

(i)     As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii)     Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration upon due surrender of a Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii)   The Paying Agent, the Company, the Surviving Corporation, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of applicable state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and timely and properly paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c)   Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d)   Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares that have been converted into the right to receive the Merger Consideration on the first (1st) anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of such Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares. Any amounts remaining unclaimed by holders of Shares that have been converted into the right to receive the Merger Consideration five (5) years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(e)   No Liability. Anything in this Agreement to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)    Investment of Payment Fund. The Paying Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g)   Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3   Treatment of Company Equity Awards and Company ESPP.

(a)   At the Effective Time, and without any action on the part of Parent, each Company RSU that is outstanding as of immediately prior to the Effective Time and that (x) is a Vested Company RSU or (y) is held by a non-employee director of the Company or any former Service Provider as of immediately prior to the Effective Time (whether vested or unvested, solely to the extent, in the case of any former Service Provider, such Company RSU was outstanding as of immediately prior to the Effective Time in accordance with its existing terms in effect as of the date hereof) (each, a “Terminating Company RSU”) shall, without any required action on the part of any holder of such Company RSU, be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “Company RSU Consideration”) equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company RSU as of immediately prior to the Effective Time, subject to the terms and conditions of Section 2.3(e).

(b)   At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time that is not a Terminating Company RSU shall, without any required action on the part of the holder of such Company RSU, be converted into a restricted stock unit award (each, a “Parent RSU”) with respect to a number of shares of Parent Common Stock equal to the number of Shares underlying the Company RSU immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio, rounded to the nearest whole share. Each Parent RSU shall continue to have, and shall be subject to, the same terms and conditions (including vesting and payment schedule) as applied to the corresponding Company RSU immediately prior to the Effective Time.

(c)   At the Effective Time, and without any action on the part of Parent, each Company PSU that is outstanding as of immediately prior to the Effective Time and that (x) is a Vested Company PSU or (y) is held by a non-employee director of the Company or any former Service Provider as of immediately prior to the Effective Time (whether vested or unvested, solely to the extent, in the case of any former Service Provider, such Company PSU was outstanding as of immediately prior to the Effective Time in accordance with its existing terms in effect as of the date hereof) (each, a “Terminating Company PSU”) shall, without any required action on the part of any holder of such Company PSU, be automatically canceled and converted into the right to receive (without interest) an amount in cash, subject to applicable withholding (the “Company PSU Consideration”) equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company PSU as of immediately prior to the Effective Time (assuming that performance in respect of all such Company PSUs was achieved at the target performance level if the applicable performance period has not been completed at or prior to the Effective Time in accordance with its terms as of the date hereof), subject to the terms and conditions of Section 2.3(e).

(d)   At the Effective Time, each Company PSU that is outstanding as of immediately prior to the Effective Time that is not a Terminating Company PSU shall, without any required action on the part of the holder of such Company PSU, be converted into a Parent RSU with respect to a number of shares of Parent Common Stock equal to the number of Shares underlying the Company PSU immediately prior to the Effective Time (assuming for this purpose that performance in respect of all such Company PSUs was achieved at the target performance level if the applicable performance period has not been completed at or prior to the Effective Time in accordance with its terms as of the date hereof) multiplied by the Equity Award Exchange Ratio, rounded to the nearest whole share. Each Parent RSU shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU immediately prior to the Effective Time (including time-based vesting and payment schedule, but excluding any performance-based vesting conditions).

(e)   The Company RSU Consideration and the Company PSU Consideration shall be paid as soon as reasonably practicable following the Effective Time and in no event later than five (5) Business Days following the Effective Time, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients of the Company RSU Consideration and the Company PSU Consideration. Notwithstanding anything to the contrary in Section 2.3(a) or Section 2.3(c), with respect to any Company RSU or Company PSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f)    Prior to the Effective Time, the Company Board or the appropriate committee thereof shall take all actions reasonably necessary, including adopting any reasonably necessary resolutions, with respect to the Company ESPP to: (i) cause the offering period (as defined in the Company ESPP) ongoing as of the date of this Agreement to be the final offering period under the Company ESPP and the options under the Company ESPP to be exercised on the earlier of (A) the scheduled purchase date for such offering period and (B) the date that is five (5) Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of Shares promptly returned to the participant), (ii) prohibit any individual who is not participating in the Company ESPP as of the date of this Agreement from commencing participation in the Company ESPP following the date of this Agreement, (iii) prohibit participants in the Company ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the Company ESPP as of, and subject to, the Effective Time.

(g)   Prior to the Effective Time, the Company shall adopt resolutions and take any other actions necessary to effectuate the provisions set forth in this Section 2.3 providing for the treatment of Company Equity Awards and the Company ESPP. Prior to the Effective Time, Parent shall adopt resolutions and take any other actions necessary to effectuate the provisions set forth in this Section 2.3. Upon or as soon as reasonably practical following the Effective Time, Parent shall file, or shall have on file, one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms), and shall maintain the effectiveness of such registration statements, with respect to Parent Common Stock in respect of the Parent RSUs granted pursuant to this Section 2.3.

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent) or (b) any Company SEC Report (excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statements” and any other statements similarly cautionary, predictive or forward-looking in nature therein, but including any factual information contained within such statements) filed with the SEC at least two (2) Business Days prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on or after January 1, 2021 (the “Filed SEC Reports”) (provided, this clause (b) shall not apply to the representations and warranties set forth in Sections  3.1, 3.2, 3.3, 3.4(a), 3.6(a), 3.19, 3.20, 3.21, 3.22 or 3.24), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1   Qualification, Organization, Subsidiaries.

(a)   Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and, except in each case as would not have, individually or in the aggregate, a Company Material Adverse Effect, is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The certificate of incorporation and bylaws of the Company Made Available to Parent are true, correct and complete copies and in full force and effect as of the date hereof.

(b)   All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or any Permitted Liens.

(c)   Except as set forth in Section 3.1(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company holds any material amount of capital stock, equity interest or other direct or indirect ownership interest in any other Person other than a Subsidiary or any security, instrument or obligation that is or may become convertible into or exchangeable therefor except as may not be material to the Acquired Companies taken as a whole.

Section 3.2   Capitalization.

(a)   The authorized capital stock of the Company consists of: (i) 360,000,000 shares of Common Stock, of which 131,496,338 shares have been issued and are outstanding as of the close of business on April 10, 2023 (the “Measurement Time”); and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding as of the date of this Agreement. As of the Measurement Time, no shares of Common Stock are held by the Company as treasury stock. All of the outstanding shares of Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except for the shares of Common Stock held by the Company as treasury stock, there are no shares of Common Stock or other securities of the Company held by any of the Acquired Companies. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Common Stock or any other securities of any of the Acquired Companies, except for the Confidentiality Agreement. Except as provided in the Rights Agreement, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Common Stock or other securities of any of the Acquired Companies (including any Company Equity Awards, except pursuant to the forfeiture conditions of such Company Equity Awards or the cashless exercise or Tax withholding provisions of or authorizations related to such Company Equity Awards as in effect as of the date of this Agreement).

(b)   As of the close of business on the Measurement Time:

(i)    3,797,114 shares of Common Stock are reserved for future issuance under the Company ESPP;

(ii)   (x) 3,549,520 shares of Common Stock are subject to issuance and/or delivery pursuant to Company RSUs granted and outstanding under the Company Equity Plans and (y) 322,414 shares of Common Stock (assuming target performance) and 644,828 shares of Common Stock (assuming maximum performance) are subject to issuance and/or delivery pursuant to Company PSUs granted and outstanding under the Company Equity Plans; and

(iii)  no Company Equity Awards, stock options, phantom stock, stock appreciation rights, stock units or other equity or equity-based awards are outstanding other than those granted under the Company Equity Plans and the Company ESPP and referenced in the preceding clauses (i) through (ii).

(c)   Section 3.2(c) of the Company Disclosure Letter sets forth, for each Company Equity Award, the holder, type of award, grant date, Company Equity Plan governing such award, number of shares and number of shares underlying the award that are vested and unvested (including whether such awards accelerated on a single- or double-trigger basis). Five days prior to the Closing Date, the Company will provide Parent with a revised version of Section 3.2(c) of the Company Disclosure Letter, updated as of such date.

(d)   Except (A) as set forth in Section 3.2(a) and 3.2(b), (B) as provided in the Rights Agreement, and (C) for shares of Common Stock issued following the Measurement Time pursuant to the exercise or vesting of Company Equity Awards outstanding as of the Measurement Time, as of the date of this Agreement there are no: (i) outstanding shares of capital stock or voting securities of, or other equity interests in, the Company, outstanding shares of capital stock or voting securities of, or other equity interests in, any other Acquired Company other than those held by the Company or a Subsidiary of the Company, or outstanding equity-based compensation award, phantom stock, stock appreciation right, stock unit subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies (including any subscription or other right to purchase shares of Common Stock under the Company ESPP); (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; (iii) Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that, to the Knowledge of the Company, gives rise to or provides a reasonable basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Companies.

(e)   All outstanding shares of Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Laws; and (ii) all requirements set forth in applicable Contracts (including the terms of any applicable Company Equity Plan).

(f)    All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company or another Acquired Company, free and clear of any Liens.

Section 3.3   Corporate Authority; Binding Nature of This Agreement. The Company has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated in this Agreement, subject, in the case of the consummation of the Merger, only to the adoption of this Agreement by the Company Stockholder Approval. The Company Board (at a meeting duly called and held) on or prior to the date of this Agreement has: (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement; (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (c) recommended the adoption of this Agreement by the holders of Common Stock (the “Company Recommendation”) and directed that this Agreement be submitted for adoption by the Company’s stockholders at the Company Stockholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar applicable Law that otherwise might apply to the Merger or any of the other transactions contemplated by this Agreement. As of the date hereof, the Company Board has not rescinded, modified or withdrawn any of the actions referred to in the immediately preceding sentence in any respect. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.4   Non-Contravention; Consents. Except as may be required by (i) the Exchange Act, (ii) the DGCL, (iii) the HSR Act and other applicable Antitrust Laws and (iv) any applicable Foreign Investment Law, neither the execution, delivery or performance of this Agreement by the Company nor the consummation of the Merger or any of the other transactions contemplated in this Agreement by the Company, will directly or indirectly (with or without notice or lapse of time):

(a)   subject, in the case of the consummation of the Merger, only to the adoption of this Agreement by the Company Stockholder Approval, contravene, conflict with or result in a violation of the certificate of incorporation, bylaws or other charter or organizational or governing documents of the Company;

(b)   contravene, conflict with or result in a violation of any Law or Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c)   subject to any notices or Consents set forth in Section 3.4(c) of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract; (ii) a penalty under any Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of any Company Contract; or

(d)   result in the creation of any Lien (other than Permitted Liens) upon any asset owned by any of the Acquired Companies; or

(e)   require any of the Acquired Companies to make any filing with, give any notice to, or obtain any Consent from, any Governmental Entity;

except, in the case of clauses (b), (c), (d) and (e) above, for any such filings, notices or Consents (or lack thereof), contraventions, conflicts, violations, breaches, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent, materially delay or materially impede the Merger or any of the transactions contemplated by this Agreement.

Section 3.5   Reports and Financial Statements.

(a)   All forms, documents and reports required to have been filed or furnished by the Company with the SEC since January 1, 2021 (the “Company SEC Reports”) have been so filed and, as of the date hereof, are publicly available on EDGAR. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act (as the case may be); and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated in such Company SEC Report or necessary in order to make the statements in such Company SEC Report, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(b)   The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports: (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC and its rules and regulations); and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered in each statement.

(c)   The Company maintains disclosure controls and procedures and internal control over financial reporting required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act and internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) as required by the Exchange Act. Such disclosure controls and procedures are sufficient to provide reasonable assurances (i) that all material information concerning the Acquired Companies required to be disclosed is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) as to the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board and in a Company SEC Report (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NASDAQ Stock Market and, since January 1, 2021, has not received any notice from the NASDAQ Stock Market asserting any non-compliance with such rules and regulations.

(d)   The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it. The Company has no outstanding, and has not arranged any outstanding, “extension of credit” to any director or executive officer within the meaning of Section 402 of the Sarbanes-Oxley Act.

(e)   Between January 1, 2021 and the date of this Agreement, there have been no changes in any of the Company’s accounting policies or in the methods of making accounting estimates or changes in estimates that, individually or in the aggregate, are material and adverse to the Company’s financial statements (including, any related notes thereto) contained in the Company SEC Reports, except as described in the Company SEC Reports. The reserves reflected in such financial statements contained in the Company SEC Reports have been determined and established in accordance with GAAP applied on a consistent basis.

(f)    Between January 1, 2021 and the date of this Agreement, there have not been any transactions, agreements, arrangements or understandings between any Acquired Company and any other Person that would be required to be disclosed in filings with the SEC under the Securities Act or the Exchange Act pursuant to Item 404 of Regulation S-K which has not been disclosed in a Filed SEC Report.

Section 3.6   Absence of Changes. (a) Since December 31, 2022, there has not been any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, reasonably would be expected to have or result in a Company Material Adverse Effect. (b) Between January 1, 2023 and the date of this Agreement, none of the Company or any of its Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted to be taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(b)(i), (v), (xiii), and (xiv).

Section 3.7   Legal Proceedings; Orders.

(a)   There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, except for Legal Proceedings that, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Acquired Companies taken as a whole; or (ii) that, as of the date of this Agreement, challenges, or that may reasonably be expected to have the effect of preventing, delaying or otherwise interfering with, the Merger or any of the transactions contemplated by this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that reasonably would be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)   There is no Order (a) to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject, except for Orders that, individually or in the aggregate, are not and would not reasonably be expected to be material and adverse to the Acquired Companies taken as a whole, or (b) as of the date of this Agreement that may reasonably be expected to have the effect of preventing or materially delaying the Merger or any of the transactions contemplated by this Agreement. To the Knowledge of the Company, no officer of any of the Acquired Companies is subject to any Order that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

Section 3.8   Title to Assets. Except for Owned Real Property (for which the representations with respect to title are the subject of Section 3.9) and for Intellectual Property Rights (for which the representations with respect to title are the subject of Section 3.10), the Acquired Companies own, and have good and valid title to, all assets purported to be owned by them that are material to the Acquired Companies taken as a whole. All of the material tangible personal assets are owned by the Acquired Companies free and clear of any Liens, except for Permitted Liens.

Section 3.9   Real Property; Equipment; Leasehold.

(a)   Section 3.9(a)-1 of the Company Disclosure Letter sets forth the address of each parcel of real property owned by the Acquired Companies as of the date of this Agreement (the “Owned Real Property”). Except as set forth in Section 3.9(a)-1 of the Company Disclosure Letter, none of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies are the sole owners of the Owned Real Property and, subject to the Permitted Liens, have good and valid fee simple title and, to the Knowledge of the Company, marketable title to the Owned Real Property, and the Owned Real Property is free and clear of any Liens, except for Permitted Liens. Section 3.9(a)-2 of the Company Disclosure Letter sets forth a list of each material real property lease, sublease, license or occupancy agreement pursuant to which any of the Acquired Companies leases, subleases, licenses or occupies real property from any other Person as of the date of this Agreement (the “Leases”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies are the sole holders of good and valid leasehold interests in and to all of the Leased Real Property, and the Acquired Companies’ interests in the Leased Real Property are free and clear of any Liens, except for Permitted Liens. All of the Leases are (i) valid, binding on and enforceable against the applicable Acquired Company and, to the Knowledge of the Company, each of the parties thereto, subject to the Enforceability Exceptions, and (ii) are in full force and effect, have not been modified, amended or supplemented, in writing or otherwise, and all material rents, additional rents and other amounts due to date pursuant to each Lease have been paid, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Acquired Company has received any written notice of a material breach or default under any Lease to which it is a party, nor, to the Knowledge of the Company, has any other party to any Lease breached such Lease in any material respect, nor has any event or omission occurred which with the giving of notice or the lapse of time, or both, would constitute a material breach or default under any Lease, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no Acquired Company has made any alterations, additions or improvements to the Leased Real Property that are required to be removed at the termination of the applicable lease term and, to the Knowledge of the Company, the present use and operation of the Owned Real Property and the Leased Real Property is authorized by, and is in compliance with all applicable zoning, land use, building, fire, health, labor, safety and health laws and other applicable Laws. To the Knowledge of the Company, except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company has not received written notice of a pending or threatened Legal Proceeding that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present use or operation of any material Owned Real Property or Leased Real Property, and (ii) the Company has not received any written notice of any pending rezoning, condemnation or eminent domain proceedings relating to any Owned Real Property or Leased Real Property. To the Knowledge of the Company, there are no variances, special zoning exceptions, conditions or agreements affecting the Owned Real Property or any part thereof, that would have a material and adverse effect on the use of the Owned Real Property and, to the Knowledge of the Company, the Company’s use of the Leased Real Property as of the date of this Agreement.

(c)   Except for customary access rights or easements or licenses granted in the ordinary course of owning or operating the Owned Real Property or Leased Real Property, as applicable, that are deemed to constitute Permitted Liens pursuant to the terms of this Agreement and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Owned Real Property or Leased Real Property to any Person other than the Acquired Companies, (ii) there is no Person in possession of any of the Owned Real Property or Leased Real Property other than the Acquired Companies, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any of the Owned Real Property or any portion thereof or interest therein.

(d)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, fixtures, material items of equipment and other material tangible assets owned by or leased to the Acquired Companies (including the Leased Real Property) are adequate for the conduct of the businesses of the Acquired Companies in the manner in which such businesses are currently being conducted and are in good condition and repair in all material respects (ordinary wear and tear excepted).

Section 3.10     Intellectual Property; Data Protection.

(a)   The Company has Made Available to Parent a true and complete list of all issued, registered or applied-for patents, trademarks, copyrights and domain names included in the Company IP as of the date of this Agreement (the “Company Registered IP”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company IP is solely and exclusively owned by the Acquired Companies, free and clear of all Liens, other than Permitted Liens; (ii) the Company Registered IP is subsisting and, to the Knowledge of the Company, not invalid or unenforceable in whole or in part; (iii) the Acquired Companies own or have a valid and enforceable license or other right to use all Intellectual Property Rights used or held for use in, or necessary for the conduct of, their business as currently conducted; and (iv) there exist no material restrictions (other than as may be imposed by applicable Law) on the disclosure, use, license or transfer of the Company IP.

(b)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company IP is subject to any Order adversely affecting the use thereof or rights thereto by the Acquired Companies; (ii) there is no opposition or cancellation or other type of Legal Proceeding pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies (A) concerning the ownership, validity or enforceability of any Company IP or (B) alleging that any Acquired Company has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Right of any third party; (iii) none of the Acquired Companies nor the conduct of their business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person (or have received written notice of the same within the two (2)-year period prior to the date of this Agreement); and (iv) to the Knowledge of the Company, no third party nor the conduct of such third party infringes, misappropriates or otherwise violates, or has infringed, misappropriated, or otherwise violated within the two (2)-year period prior to the date of this Agreement, any Company IP (and none of the Acquired Companies have sent written notice of the same to any third party within the two (2)-year period prior to the date of this Agreement).

(c)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Acquired Companies have taken commercially reasonable measures to protect and maintain the confidentiality of the trade secrets included in the Company IP; and (ii) to the Knowledge of the Company, there has been no misappropriation of any such trade secrets in the two (2)-year period immediately prior to the date of this Agreement.

(d)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Acquired Companies have not combined the software included in the Company IP with Open Source Software in a manner that requires such software included in the Company IP be (1) made available or distributed in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (4) redistributable at no charge; and (ii) the software included in the Company IP is not subject to any agreement under which any Acquired Company has licensed, disclosed, shared, provided or otherwise deposited, or any Acquired Company is under a duty or obligation to license, disclose, share, provide or otherwise deposit, the source code of such software to any escrow agent or other Person (and, to the Knowledge of the Company, such source code has not been released to any Person) who is not an employee, consultant or other Person subject to valid and binding confidentiality obligations and acting on behalf of, or for the benefit of, the Company.

(e)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, during the two (2)-year period immediately prior to the date of this Agreement, to the Knowledge of the Company, there have not been any vulnerabilities or defects that have resulted in, and there has not otherwise been, any security breaches, unauthorized use, access, corruption or other compromise or security incidents of any of the IT Assets (or any information or transactions stored or contained therein or transmitted thereby) or any material disruptions in such IT Assets that adversely affected the operations of the business of the Acquired Companies.

(f)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, during the two (2)-year period immediately prior to the date of this Agreement: (i) the Acquired Companies have complied, and are currently in compliance with, with all applicable Data Protection Laws, as well as their internal and published rules, policies and procedures relating to privacy, data protection, cybersecurity and the collection, protection, transfer, use and other processing of Personal Data (collectively, “Data Protection Requirements”); (ii) the Acquired Companies have not received written notice from any Governmental Entity alleging a violation by the Acquired Companies of any Data Protection Requirements; (iii) none of the Acquired Companies is subject to any pending or, to the Knowledge of the Company, threatened Legal Proceeding by any Person alleging a violation of any Data Protection Requirements or such Person’s privacy, personal or confidentiality rights; (iv) the Acquired Companies have taken commercially reasonable actions (including implementing and maintaining reasonable technical, physical and administrative safeguards) in accordance with industry standards to protect the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) and all Personal Data in their possession or under their control against a breach or unauthorized use, access, exfiltration, destruction, alterative, loss, theft or disclosure (each, a “Data Breach”); and (iv) to the Knowledge of the Company, there has been no Data Breach.

Section 3.11     Material Contracts.

(a)   Except for this Agreement, the Company Benefit Plans or as filed with the SEC, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)     any Company Contract: (A) relating to the development, sale or disposition of any Owned Real Property; or (B) that is a Lease;

(ii)     any Company Contract: (A) involving a material joint venture, strategic alliance, partnership or sharing of profits or revenue; or (B) for any capital expenditure over the remaining life of such Company Contract in excess of $5,000,000 that is not included in the Company’s capital expenditure budget set forth in Section 3.11(a)-1(ii) of the Company Disclosure Letter;

(iii)   any Company Contract entered into at any time since January 1, 2021: (A) relating to the disposition or acquisition by any Acquired Company of any business, product line or other assets outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $25,000,000; or (B) pursuant to which any Acquired Company will acquire any interest, or will make an investment, other than short term investments including but not limited to money market funds, bank deposits, commercial paper and other money market instruments as disclosed in the Company Balance Sheet or the notes thereto, or interests or investments incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, for consideration in excess of $25,000,000 in any other Person, other than another Acquired Company;

(iv)    any Company Contract relating to the disposition or acquisition by any Acquired Company of any business, product line or other material assets of the Acquired Company or another Entity outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) with continuing material indemnification obligations of any Acquired Company, or any material remaining “earn out” or other contingent payment or consideration of any Acquired Company that has not been substantially satisfied prior to the date of this Agreement;

(v)   any Company Contract that by its terms materially limits the ability of any Acquired Company or its Affiliates: (A) to engage in any line of business or compete with any other Person or in any geographic area; or (B) to acquire any product or other asset or any service from any Person, sell any product or other asset to or perform any service for any other Person, or transact business or deal in any other manner with any other Person;

(vi)    any Company Contract that by its terms: (A) grants exclusive rights to market, sell or deliver any material product or service of any Acquired Company; (B) contains any “most favored nation” or similar provision in favor of the counterparty for a material product or service of any Acquired Company; (C) contains a right of first refusal, first offer or first negotiation or any similar right with respect to a material asset owned by an Acquired Company; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of an Acquired Company’s requirements from any third party; or any Company Contract that, by its terms, following the Closing would grant, contain or provide any of the foregoing rights in respect of Parent or any Subsidiary of Parent (other than those Subsidiaries constituting Acquired Companies);

(vii)       any settlement, conciliation or similar Company Contract arising out of a Legal Proceeding or threatened Legal Proceeding: (A) that materially restricts or imposes any material obligation on any Acquired Company or materially disrupts the business of any of the Acquired Companies as currently conducted; or (B) that would require any of the Acquired Companies to pay consideration valued at more than $5,000,000 in the aggregate following the date of this Agreement;

(viii)     any material Company Contract (A) pursuant to which an Acquired Company grants a third party a right, license, sublicense or covenant not to sue with respect to any Company IP, other than non-exclusive licenses granted in the ordinary course of business, or (B) pursuant to which a third party grants an Acquired Company a right, license, sublicense or covenant not to sue with respect to any Intellectual Property Rights, other than non-exclusive licenses of generally commercially available Intellectual Property Rights (including off-the-shelf software) that involve an up-front or annual payment by an Acquired Company exceeding $4,000,000;

(ix)    any Company Contract relating to the incurrence of indebtedness of the Acquired Companies for borrowed money outstanding as of the date of this Agreement in excess of $10,000,000 (other than any such indebtedness owed to another Acquired Company);

(x)    any Collective Bargaining Agreement; or

(xi)   any other Company Contract (other than any other Material Contract), if a termination of such Company Contract reasonably would be expected to have or result in a Company Material Adverse Effect.

Each Contract of the type described in this Section 3.11(a) or filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, is referred to herein as a “Material Contract.”

(b)   As promptly as practicable after the date hereof, the Company shall provide to Parent true and complete copies of the Material Contracts. As promptly as practicable after the date hereof, the Company shall provide to Parent a true and complete copy of each Company Contract with a Governmental Entity. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms against each Acquired Company which is a party thereto, subject to the Enforceability Exceptions and assuming the validity, binding nature and enforceability against the counterparty or counterparties thereto. None of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has violated or breached, or committed any default under, any Material Contract, where such violation, breach or default would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12     Liabilities; Indebtedness. None of the Acquired Companies has any Liability that would be required to be recorded as a liability on a balance sheet prepared in accordance with GAAP (or required to be disclosed in the footnotes thereto under GAAP), except for: (i) Liabilities reflected, reserved against or otherwise included or disclosed in the Company Balance Sheet or the notes thereto; (ii) Liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practices (but excluding violations of Law or Governmental Authorizations); (iii) Liabilities for performance of obligations of the Acquired Companies not yet due under Company Contracts; (iv) Liabilities described and in the amounts stated in Section 3.12 of the Company Disclosure Letter; (v) Liabilities incurred in connection with the transactions contemplated by this Agreement and (vi) other Liabilities that, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 3.13     Compliance with Laws. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, materially delay or materially impede the Merger or any of the transactions contemplated by this Agreement:

(a)   Each of the Acquired Companies is, and at all times since January 1, 2021 has been, in compliance with all applicable Laws. Since January 1, 2021, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity or other Person regarding any actual or alleged violation of, or failure to comply with, any applicable Law.

(b)   None of the Acquired Companies, and no director or officer or other employee acting on behalf of an Acquired Company or, to the Knowledge of the Company, agent or third party acting on behalf of any of the Acquired Companies, has directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of any applicable anti-corruption or anti-bribery Law, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010 and any other comparable law of a jurisdiction outside the United States; or (iii) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. For purposes of this Section 3.13(b), an “unlawful payment” shall include any transfer of funds or any other thing of value, such as a gift, transportation or entertainment, which transfer is contrary to any applicable Law, including any payment to a third party all or part of the proceeds of which is used for a corrupt payment. Since January 1, 2021, none of the Acquired Companies or any other Entity under their control has been charged, prosecuted or, to the Knowledge of the Company, investigated, for any violation of any applicable Law in respect of the matters contemplated by this Section 3.13(b). Since January 1, 2021, none of the Acquired Companies or any Entity under their control has disclosed to any Governmental Entity information that establishes or indicates that an Acquired Company violated or would reasonably be expected to have violated any applicable Law in respect of the matters contemplated by this Section 3.13(b), and to the Knowledge of the Company, no circumstances exist that would reasonably be expected to give rise to such a violation in the future.

(c)   Since January 1, 2021, each of the Acquired Companies and, to the Knowledge of the Company, each Entity under their control (i) has been and is in compliance in all material respects with all U.S. Export and Import Laws and all applicable Foreign Export and Import Laws; and (ii) has complied in all material respects with all of its licenses, registrations and other authorizations for export, re-export, deemed export or re-export, transfer or import required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business. Since January 1, 2021, none of the Acquired Companies has been cited or fined for a material failure to comply with any U.S. Export and Import Law or Foreign Export and Import Law, and no economic sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is or has been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in his or her capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(d)   Since January 1, 2021 (except where otherwise expressly indicated below), none of the Acquired Companies nor, to the Knowledge of the Company, any Entity under their control or any of their respective directors, officers, employees or agents acting on behalf of any Acquired Company (i) is or has been a Person with whom transactions are prohibited or limited under any U.S. Export and Import Law or Foreign Export and Import Law, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or any other similar Governmental Entity; or (ii) has violated or made a disclosure (voluntary or otherwise) to a responsible Governmental Entity regarding compliance with any U.S. Export and Import Law or Foreign Export and Import Law.

Section 3.14     Governmental Authorizations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Acquired Companies hold, and since January 1, 2021 have held, all Governmental Authorizations, and have made all filings required under applicable Laws, necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect or expired at a time when such Governmental Authorizations no longer were required and (iii) each Acquired Company is, and since January 1, 2021 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since January 1, 2021, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding (i) any actual or alleged material violation of or material failure to comply with any term or requirement of any material Governmental Authorization or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation or termination of any material Governmental Authorization, in each case except for such violation, failure, revocation, withdrawal, suspension, cancellation or termination that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15     Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   Each of the Acquired Companies has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are accurate and complete, and (ii) paid all Taxes due and payable and required to be paid by it, except, in the case of each of clauses (i) and (ii), with respect to matters being contested in good faith or for which reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

(b)   Each of the Acquired Companies has withheld from each payment made to any employee, independent contractor, supplier, creditor, stockholder or other third party all Taxes required to be withheld under applicable Law with respect to the making of such payment and has, to the extent required by applicable Law, paid over such withheld amounts to the proper Governmental Entity, in each case, except for matters being contested in good faith or which reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

(c)   There are no Liens for Taxes upon any of the assets of the Acquired Companies other than Permitted Liens.

(d)   No audit, claim or proceeding with respect to Taxes or Tax Returns of the Acquired Companies is pending or, to the Knowledge of the Company, has been threatened in writing against or with respect to any of the Acquired Companies.

(e)   In the two (2) years prior to the date hereof, no Acquired Company has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock intended to be governed by Section 355 of the Code.

(f)    No Acquired Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g)   The Acquired Companies have complied in all material respects with all terms and conditions of any material Tax exemption, Tax holiday or other Tax reduction Contract or arrangement entered into with or granted to it by any Governmental Entity (each, a “Tax Incentive”). No submission made to any Governmental Entity in connection with obtaining any Tax Incentive contained any material misstatement or omission.

Notwithstanding anything to the contrary in this Agreement, this Section 3.15 (Tax Matters) and Section 3.16 (Employee and Labor Matters; Benefit Plans) (to the extent specifically related to Taxes) contain the sole and exclusive representations and warranties of the Company in this Agreement regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 3.16     Employee and Labor Matters; Benefit Plans.

(a)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Acquired Company is, and since January 1, 2021 has been, in compliance in all respects with all applicable Laws respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including applicable Laws relating to discrimination, equal pay, wages and hours, overtime, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge, payment and withholding of taxes or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) and (ii) since January 1, 2021, there has been no Action pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries for any violation of any of the foregoing by or before any Governmental Entity or current or former Service Provider.

(b)   Section 3.16(b) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan and identifies whether such Company Benefit Plan is a defined benefit pension, termination indemnity or similar plan or arrangement. The Company has Made Available to Parent (or, with respect to International Plans, will provide to Parent within 15 days following the date hereof), in each case, to the extent applicable and as of the date of this Agreement: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA (or other applicable Law) with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements with respect to each material Company Benefit Plan, including all amendments thereto; (iv) all material, non-routine correspondence with any Governmental Entity with respect to each material Company Benefit Plan since January 1, 2021; (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) the most recent financial statements and actuarial or other valuation reports prepared with respect to each material Company Benefit Plan or any defined benefit pension plan, termination indemnity or similar plan or arrangement (or a written statement that no such financial statements or reports exist).

(c)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2021, (i) each Company Benefit Plan and Collective Bargaining Agreement has been established, maintained and operated in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code and (ii) no Action has been pending against or, to the Company’s Knowledge, has been threatened in writing against, any Company Benefit Plan before any Governmental Entity. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of the most recent determination that reasonably would be expected to result in the loss of such qualification. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each International Plan (x) if intended to qualify for special tax treatment, meets all the requirements for such treatment and (y) that is required, to any extent, to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(d)   Except as, individually or in the aggregate, would not reasonably be expected to be material to the Acquired Companies taken as a whole, none of the Acquired Companies, and no ERISA Affiliate, has, in the past six (6) years, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to, or has, or is reasonably expected to have, any Liability in respect of, any: (i) plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA; (iii) plan described in Section 413(c) of the Code; or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no Liability under Title IV (other than any Liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by the Acquired Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists or is reasonably likely to exist that presents a material risk to the Acquired Companies or any ERISA Affiliate of incurring any such Liability.

(e)   Except as, individually or in the aggregate, would not reasonably be expected to be material to the Acquired Companies taken as a whole, no Company Benefit Plan provides and no Acquired Company has or is reasonably expected to have any Liability with respect to any, post-employment or post-termination health, life or other welfare benefits to any Person, other than as required by COBRA or other applicable Law.

(f)    Except as expressly provided by this Agreement: (i) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event, whether contingent or otherwise) result in any payment or benefit (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits with respect to any current or former Service Provider of any Acquired Company; (ii) without limiting the generality of the foregoing, no amount payable to any current or former Service Provider of any Acquired Company as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code or result in an excise tax under Section 4999 of the Code; and (iii) no Acquired Company has any obligation to gross-up or otherwise reimburse or compensate any current or former Service Provider of any Acquired Company for any Taxes incurred by such individual under or pursuant to Section 409A or Section 4999.

(g)   Within ten (10) Business Days as of the date of this Agreement, the Company shall provide, on a clean team basis, a complete and correct list of the following with respect to each Company Employee (which may be anonymized): employee ID, employer, country location, annual salary or wage rate and current target annual bonus opportunity (the “Employee Census”). Five days prior to the Closing, the Company will provide Parent with a revised version of the Employee Census, updated as of the most recent practicable date.

(h)   Except as set forth in Section 3.16(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement, and since January 1, 2021,except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and there has not been since January 1, 2021, any labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries.

Section 3.17     Environmental Matters.

(a)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: each of the Acquired Companies is, and since January 1, 2021 has been, in compliance in all material respects with any applicable Environmental Law, which compliance includes timely applying for, possessing, maintaining, and complying with the terms and conditions of all Environmental Authorizations; and no notice or consent is required for any such Environmental Authorization to remain in full force and effect following consummation of the transactions contemplated by this Agreement.

(b)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there has been no Release of Hazardous Substances at, on under or from (A) any real property currently owned, operated or leased by any Acquired Company , (B) to the Knowledge of the Company, at any real property formerly owned, operated or leased by any Acquired Company during its ownership, operation or tenancy or (C) to the Knowledge of the Company, any real property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of any Acquired Company (or any of their respective predecessors).

Section 3.18     Insurance. The Company has Made Available to Parent all material insurance policies with third party insurers relating to the business, assets and operations of the Acquired Companies as of February 28, 2023. Each of the material insurance policies relating to the business, assets and operations of the Acquired Companies is in full force and effect, no written notice of a material default or termination has been received by any Acquired Company in respect thereof and all premiums due thereon have been paid in full. Since January 1, 2021, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any: (a) cancellation or invalidation of or material increase in any premiums associated with any material insurance policy or (b) refusal of any coverage or rejection of any material claim under any insurance policy, except for such cancellation, invalidation, material increase, refusal or rejection that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19    Takeover Statutes. There are no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to this Agreement, as it relates to the Merger or any of the transactions contemplated by this Agreement.

Section 3.20     Vote Required. The affirmative vote of the holders of a majority of the shares of Common Stock outstanding on the record date for the Company Stockholders’ Meeting in favor of adopting this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock, or any holders of any other securities of the Company, necessary to adopt this Agreement and approve the Merger.

Section 3.21     Fairness Opinion. The Company Board has received the oral opinion of BofA Securities, Inc., financial advisor to the Company, to be confirmed by delivery of the written opinion of BofA Securities, Inc. to the Company Board, to the effect that as of the date of the opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in the written opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company. The Company will make an accurate and complete copy of such written opinion available to Parent for informational purposes only promptly following the receipt thereof and execution of this Agreement, and it is understood and agreed by Parent and Merger Sub that such opinion may not be relied upon by Parent and Merger Sub.

Section 3.22     Financial Advisors’ Fees. Except for BofA Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s, success, completion or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has prior to the execution and delivery of this Agreement provided to Parent a true, correct and complete copy of the Company’s engagement letter relating to the Merger with BofA Securities, Inc. as in effect on the date of this Agreement.

Section 3.23     Disclosure. None of the information included or incorporated by reference in the Proxy Statement, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), as amended or supplemented at that time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements included in the Proxy Statement based on information provided to the Company by Parent in writing and specifically for inclusion in the Proxy Statement.

Section 3.24     Rights Agreement. The Company has amended the Rights Agreement so that (a) Parent and Merger Sub are each exempt from the definition of “Acquiring Person” contained in the Rights Agreement, the Rights are inapplicable to the Merger, this Agreement and the transactions contemplated hereby and no “Shares Acquisition Date” or Distribution Date” (as such terms are defined in the Rights Agreement) will occur as a result of the execution or delivery of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (b) the Rights will expire immediately prior to the Effective Time. A copy of such amendment has been Made Available to Parent prior to the execution and delivery of this Agreement. The Rights Agreement has not been further amended or modified. Other than the Rights Agreement, there is no other stockholder rights plan, net operating loss preservation plan or other similar “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

Article 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1   Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and except, in each case, as would not, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger (to the extent required to consummate the Merger) or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”), is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. Unless available publicly on EDGAR, Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2   Corporate Authority Relative to This Agreement; No Violation.

(a)   Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and, except for the adoption of this Agreement by the sole stockholder of Merger Sub and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b)   The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Certificate of Merger in compliance with the DGCL, (ii) compliance with the HSR Act and other applicable Antitrust Laws, (iii) compliance with any applicable Foreign Investment Law, (iv) compliance with the applicable requirements of the Exchange Act and compliance with the rules and regulations of the New York Stock Exchange, (v) compliance with any applicable foreign or state securities or blue sky laws and (vi) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (vi), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, and assuming the accuracy of the information Made Available to Parent prior to the date of this Agreement by the Company, Parent has no reason to believe that there exists a material likelihood that any Parent Approval will not be granted or received prior to the End Date.

(c)   Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3   Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4   Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading.

Section 4.5   Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent or a wholly owned Subsidiary thereof may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.6   Financing.

(a)   Parent is a party to and has accepted a fully executed commitment letter dated April 12, 2023 (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b)   Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters entered into pursuant to the Commitment Letter, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability, termination or amount of the Financing.

(c)   Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge that any Lender will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter or the Financing that could affect the conditionality, enforceability, availability, termination or amount of the Financing.

(d)   The Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in or related to the Commitment Letter (including with respect to fees and original issue discount), will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s obligations under this Agreement and the Commitment Letter, including the payment of the Merger Consideration, and any fees and expenses of or payable by Parent or Parent’s Affiliates, any required reimbursement of fees and expenses paid by the Company and/or its Subsidiaries, and for any repayment or refinancing of any outstanding indebtedness (including the Company Credit Agreement) of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letter (such amounts, collectively, the “Financing Amounts”).

(e)   The Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Parent and all the other parties thereto and is in full force and effect. No event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter. Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent on the Closing Date, except pursuant to a Permitted Termination (as defined below). Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. In each case except as permitted by Section 5.16(b) (with any such modification, amendment or alteration promptly notified in writing to Company), the Commitment Letter has not been modified, amended or altered, the Commitment Letter will not be amended, modified or altered at any time through the Closing, and the aggregate commitments under the Commitment Letter have not been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated (other than to the extent reduced pursuant to the mandatory reduction terms of the Commitment Letter, including with the proceeds from the consummation of the transactions contemplated by the Climate Transaction Agreement).

(f)    In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

Section 4.7   No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated by this Agreement.

Section 4.8   Finders or Brokers. Except for Goldman Sachs & Co. and Centerview Partners LLC, neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.9   No Additional Representations.

(a)   Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have desired or requested to review and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)   Parent and Merger Sub agree and acknowledge that, except for the representations and warranties contained in Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, including with respect to value, condition, merchantability or suitability with respect to the Company, any other Acquired Company or other Subsidiaries of the Company, any of their respective businesses or the transactions contemplated by this Agreement. Parent and Merger Sub agree and acknowledge that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied exclusively on the express representations and warranties contained in Article 3 and have not relied on any other representation or warranty, express or implied. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made, and neither Parent nor Merger Sub has relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent and its Representatives, except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Filed SEC Reports, as applicable), and neither the Company or its Subsidiaries, its or their directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement except with respect to the express representations and warranties set forth in Article 3 (which includes the Company Disclosure Letter and the Filed SEC Reports, as applicable). Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

Section 4.10    Certain Arrangements. There are no contracts, undertakings, commitments, agreements, obligations or understandings as of the date hereof, whether written or oral, between Parent or Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or any member of the Company’s management or the Company Board (in his or her individual capacity), on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time.

Section 4.11     Ownership of Common Stock. Except as set forth on Section 4.11 of the Parent Disclosure Letter, none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.12     Other Businesses. None of Parent, Merger Sub or any of their respective Affiliates (i) competes with, or has direct or indirect capital or other interests of more than ten percent in any other corporation, partnership, limited liability company, joint venture or business organization that competes with the Company or (ii) has entered (or are in negotiations to enter) into any agreement to acquire or make any investment in any corporation, partnership, limited liability company, joint venture or other business organization or any division or assets thereof, that competes with the Company.

Section 4.13     National Security Matters. Neither Parent nor Merger Sub qualifies as a “foreign person” (as defined in 31 C.F.R. § 800.224), nor will the Merger qualify as a “covered transaction” (as defined in 31 C.F.R. § 800.213). Neither Parent nor Merger Sub is under foreign ownership, control, or influence as defined in the National Industrial Security Program Operating Manual, 32 C.F.R. § 117.11.

Section 4.14     Solvency. No transfer of property is being made, and no obligation is being incurred, in each case by Parent, in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company, or any of their Affiliates. Assuming (i) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger and (ii) the accuracy, in all material respects, of the representations and warranties set forth in Article 3 (for this purpose, such representations and warranties shall be true and correct without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein), immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith), Parent and each of its Subsidiaries will be Solvent.

Article 5

COVENANTS AND AGREEMENTS

Section 5.1  Conduct of Business by the Company and Parent.

(a)   From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NASDAQ Stock Market, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement, (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, or (v) as may be necessary or commercially reasonable and generally consistent with actions taken by substantially similarly situated organizations in response to the same, in response to any COVID-19 Measures or Russia Sanctions, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and to the extent consistent therewith, preserve satisfactory business relationships with its suppliers, customers, distributors and other Persons having material business relationships with it; provided, however, that, without limitation to any provision of Section 5.1(b), this sentence shall in no event prohibit (A) termination of any current or former employee of any Acquired Company in the ordinary course of business consistent with past practices, or (B) allowing any Company Contracts with employees, service providers, suppliers, customers, distributors, and other Persons having business relationships with the Acquired Companies to expire in accordance with their terms in the ordinary course of business and consistent with past practices; provided, further, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)   From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (v) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NASDAQ Stock Market, (w) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (x) as may be expressly contemplated or required by this Agreement, (y) as set forth in Section 5.1(b) of the Company Disclosure Letter or (z) as may be necessary or commercially reasonable and generally consistent with actions taken by substantially similarly situated organizations in response to the same, in response to any COVID-19 Measures or Russia Sanctions, the Company:

(i)     shall not, and shall not permit any of its Subsidiaries to, authorize, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except for (A) the authorization and payment by the Company of dividends, consistent with past practice, at a rate not to exceed a quarterly rate of $0.28 per Share and with record and payment dates consistent with past practice of the Company during the prior 12 months, or (B) dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii)     shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or other securities of any Acquired Company or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or such other securities, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii)   except as required by Company Benefit Plans or Collective Bargaining Agreements as in effect on the date hereof, shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits (including, without limitation, bonus, severance, change in control, retention, retirement or termination pay or benefits) payable or provided to the Company’s Service Providers, except for annual merit-based and promotion-based increases effected in the ordinary course of business consistent with past practice and expressly set forth on Section 5.1(b) of the Company Disclosure Letter, (B) enter into any employment, change of control, severance, retirement or retention agreement with any current or former Service Provider of the Company or any of its Subsidiaries, (C) establish, adopt, enter into or materially amend or terminate any Company Benefit Plan or Collective Bargaining Agreement, other than amendments expressly set forth on Section 5.1(b) of the Company Disclosure Letter, (D) recognize any new union, works council or similar employee representative with respect to any current or former Service Provider, (E) grant any equity or equity-based awards to any current or former Service Provider, or discretionarily accelerate the vesting or payment of any Company Equity Award (including taking action to deem satisfied any performance goals prior to the end of the performance period in existence as of the date hereof, other than as required by Section 2.3(a)), (F) hire any employees who upon hire, would be a Key Employee or (G) terminate the employment of any Key Employee (other than the termination of any such employee for cause);

(iv)    shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans or advances or capital contributions to, any other Person (other than (A) in the ordinary course of business, including any such loans or advances to any of its directors, employees, agents or consultants or (B) any loans, advances or capital contributions to any wholly owned Subsidiary of the Company) or make any change in its existing borrowing or lending arrangements for or on behalf of any or such Persons, except as required by the terms of any Company Benefit Plan;

(v)   shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi)        except as required by the rules or requirements of any stock exchange or as to comply with Section 3.24, shall not(A) adopt any amendments to the Company’s certificate of incorporation or bylaws or any other organizational documents or (B) permit any of the Company’s Subsidiaries to amend its applicable organizational documents except, in the case of this clause (B), for any changes that would not be adverse to Parent in any material respect;

(vii)       shall not, and shall not permit any of its Subsidiaries to, acquire, directly or indirectly any assets, securities, properties or businesses for an amount in excess of $10,000,000 individually or $25,000,000 in the aggregate (for the Company and all of its Subsidiaries), other than supplies, equipment, inventory, or products in the ordinary course of business;

(viii)     except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or Lien of, any shares of its capital stock or other securities or ownership interests in the Company or any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares, securities or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise required by the terms of this Agreement or required pursuant to the express terms of any such Company Equity Award, in each case, outstanding as of the date of this Agreement, provided that, for the avoidance of doubt, the Company and its Subsidiaries shall not discretionarily accelerate the vesting or payment of any Company Equity Award, as provided in Section 5.1(b)(iii) above), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b) and (B) sales or issuances of shares of Common Stock pursuant to the Company ESPP in accordance with its terms or Section 2.3(b) of this Agreement;

(ix)    except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or other securities or ownership interests in any Acquired Company or any rights, warrants or options to acquire any such shares, securities or interests, other than the acquisition of Shares from a holder of a Company Equity Award in satisfaction of withholding obligations or the payment of exercise price;

(x)   shall not, and shall not permit any of its Subsidiaries to, incur, assume, or guarantee, any Indebtedness, except for (A) any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) any indebtedness for borrowed money to the extent on a dollar-for-dollar basis incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of the Company or its Subsidiaries (including such indebtedness to the extent on a dollar-for-dollar basis incurred to repay or refinance related fees, expenses, premiums and accrued interest), (C) guarantees or credit support provided by the

Company or any of its Subsidiaries for indebtedness for borrowed money of the Company or any of its Subsidiaries, to the extent such indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(x), (D) Indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement and disclosed on the Company Balance Sheet, including the Company Credit Agreement and (E) Indebtedness not to exceed $10,000,000 individually and $50,000,000 in aggregate principal amount outstanding at any time incurred by the Company and all of its Subsidiaries other than in accordance with clauses (A) through (D);

(xi)    except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, license, sublicense, convey, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens) or otherwise dispose of, abandon, permit to lapse or fail to maintain any material portion of its material properties or assets, including the capital stock of Subsidiaries, except for (A) inventory sales, obsolete assets or non-exclusive licenses in the ordinary course of business consistent with past practice, (B) pursuant to existing agreements in effect prior to the execution of this Agreement that are Made Available to Parent (or refinancings thereof permitted pursuant to Section 5.1(b)(x)(B)), or (C) as may be required by any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement;

(xii)       shall not, and shall not permit any of its Subsidiaries to, enter into, modify, amend, terminate (other than expiration in accordance with their terms) or waive any rights under any Material Contract, except any modifications or amendments made in the ordinary course of business and in a manner that is not adverse to the Company in any material respect;

(xiii)     shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than (x) any Action relating to Taxes or (y) any Action that (A) does not relate to any Action brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated by this Agreement, (B) the settlement, payment, discharge or satisfaction of which does not result in the imposition of equitable or other non-monetary relief on, or the admission of wrongdoing by, the Company or any of its Affiliates and (C) (1) results solely in a monetary obligation involving only the payment of monies by the Company and its Subsidiaries of not more than $5,000,000 individually and $20,000,000 in the aggregate (for the Company and all of its Subsidiaries) (excluding any settlements made under the following clause (2)); (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries and the payment of monies by the Company or any of its Subsidiaries that are not more than $5,000,000 individually and $20,000,000 in the aggregate (for the Company and all of its Subsidiaries) (not funded by an indemnity obligation or through insurance policies); or (3) that results in no monetary obligation of the Company or any of its Subsidiaries or their receipt of payment; provided, however, that the settlement, release, waiver or compromise of any Action or claim brought by the stockholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement shall be subject to Section 5.11 rather than this Section 5.1(b);

(xiv)    shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (except for such transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries);

(xv)     except (A) as contemplated by the Company’s capital expenditure budget set forth in Section 3.11(a)-1(ii) of the Company Disclosure Letter or (B) to the extent reasonably necessary to protect human health and safety or in response to casualty events, shall not, and shall not permit any of its Subsidiaries to, make any capital expenditure in excess of $5,000,000, individually, or $10,000,000, in the aggregate (for the Company and all of its Subsidiaries);

(xvi)     other than in the ordinary course of business consistent with past practices (if any), shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) adopt or change any material method of Tax accounting or change any material Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any material Action in respect of Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company and its Subsidiaries, (E) request any material ruling from any Governmental Entity with respect to Taxes or (F) materially amend or terminate, or knowingly fail to comply with the terms of, or otherwise take or knowingly fail to take any action, which failure to comply, action or failure to act would have a significant adverse effect on the continued validity and effectiveness of, any material Tax Incentive that is in effect as of the date hereof; and

(xvii)   shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2   Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement and applicable Law, including any Antitrust Law, complete control and supervision over its operations.

Section 5.3   Access.

(a)   Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access, for purposes reasonably related to consummating the Merger and carrying out post-Merger integration, during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the

Termination Date, to the Company’s and its Subsidiaries’ personnel, properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Alternative Proposal or Superior Proposal (but without limiting the Company’s obligations under Section 5.4). The foregoing notwithstanding, the Company shall not be required to afford such access (i) if such access would, in the Company’s good-faith discretion, (x) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (y) jeopardize any attorney-client or other legal privilege or trade secret protection or (z) contravene any applicable Law or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, however, that the Company shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which any of the foregoing restrictions apply to allow access in a manner that does not result in such effect, or (ii) to such information that relates to the minutes of the meetings of the Company Board or its committees where the Company Board or any applicable committee discussed the transactions contemplated by this Agreement or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board, whether in connection with a specific meeting, or otherwise relating to such subject matter). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.3 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above to provide access to personnel, properties, contracts, commitments, books and records and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Law (including any COVID-19 Measures). No access or information provided pursuant to this Section 5.3 shall limit or otherwise affect or be deemed to modify any representation or warranty made by the Company.

(b)   Parent agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of December 23, 2022, between the Company and Parent, as supplemented by the Clean Team Agreement by and between the Company and Parent, dated as of March 9, 2023 (together, the “Confidentiality Agreement”), which, notwithstanding anything to the contrary set forth therein, shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 5.4   No Solicitation.

(a)   Subject to the provisions of this Section 5.4(a), from the date of this Agreement until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage the making or submission of any proposal, offer or indication of intent that constitutes, or would reasonably be expected to lead to, or result in, an Alternative Proposal, (ii) engage in any discussions or negotiations with any Person regarding an Alternative Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, an Alternative Proposal (except to notify such Person that the provisions of this Section 5.4(a) prohibit any such discussions or negotiations), (iii) furnish any nonpublic information relating to the Company or its Subsidiaries in connection with or for the purpose of facilitating or encouraging an Alternative Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, an Alternative Proposal; (iv) recommend or enter into any other letter of intent, memorandum of understandings, agreement in principle, acquisition agreement, merger agreement or other similar agreement providing for an Alternative Proposal (except for confidentiality agreements permitted under Section 5.4(b)); (v) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Statutes or the Company’s organizational and other governing documents; (vi) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or the Company’s organizational and other governing documents or (vii) resolve to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any third party and its Representatives conducted prior to the date hereof with respect to any Alternative Proposal. The Company shall promptly (and in any event within five Business Days of the date hereof) request that each third party that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Alternative Proposal return or destroy all confidential information pursuant to such confidentiality agreement heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, and the Company shall confirm to Parent the receipt of all certifications of such return or destruction from such other Persons as promptly as practicable after such receipt thereof. The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable.

(b) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a bona fide written Alternative Proposal, the Company and its Representatives may contact the third party making such Alternative Proposal to clarify the terms and conditions thereof. If (i) such Alternative Proposal constitutes a Superior Proposal or (ii) the Company Board determines in good faith after consultation with outside legal and financial advisors that such Alternative Proposal would reasonably be expected to result in, a Superior Proposal, the Company may, so long as it has otherwise complied with Section 5.4(a) in all material respects, take the following actions to the extent failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law (and the Company Board determines the same in good faith after consultation with outside legal counsel): (A) furnish nonpublic information to the third party making such Alternative Proposal (including its Representatives and prospective equity and debt financing sources), if, and only if, prior to so furnishing such information, (i) the third party has executed a confidentiality agreement with the Company (a copy of which shall be provided for informational purposes only to Parent) having provisions as to confidential treatment of information that are not materially less restrictive in the aggregate to such third party than the confidentiality provisions in the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement (1) need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal and (2) shall not prohibit the Company from providing any information contemplated by this Section 5.4 to Parent, Merger Sub or their respective Representatives) and (ii) the Company promptly (and in any event within 48 hours) provides Parent any such nonpublic information to the extent access to such information was not previously provided to Parent or its Representatives, and (B) engage in discussions or negotiations with the third party (including its Representatives) with respect to such Alternative Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent in writing if any inquiries (including any written request for information relating to the Company or any of its Subsidiaries), proposals or offers with respect to an Alternative Proposal are received by the Company or any of its Representatives, which notice shall identify the third party making, and the material terms and conditions of, any such Alternative Proposal, and, after taking such action, the Company shall continue to promptly advise Parent on a reasonably current basis of the status and terms of any material discussions with respect to any such Alternative Proposal and promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any material terms or conditions of any such Alternative Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.4(b), including any public announcement that the Company or the Company Board has made any determination contemplated under this Section 5.4(b) to take or engage in any such actions, shall not, in and of itself, constitute a Change of Recommendation or constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(g)(ii). Any material amendment to any Alternative Proposal will be deemed to be a new Alternative Proposal for purposes of the Company’s compliance with this Section 5.4(b).

(c)  Except as expressly permitted under this Section 5.4, the Company Board, including any committee thereof, shall not (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement that is mailed by the Company to the stockholders of the Company; (iii) if any Alternative Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Common Stock is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within ten Business Days after such commencement, against acceptance of such tender offer or exchange offer by its stockholders; (iv) approve, adopt, recommend or declare advisable any Alternative Proposal or publicly propose to approve, adopt or recommend, or declare advisable any Alternative Proposal; (v) following the date any Alternative Proposal or any material modification thereto is first publicly disclosed or announced, fail to issue a press release reaffirming the Company Recommendation within four Business Days after a written request by Parent to do so; provided that Parent may only make such request once with respect to any Alternative Proposal, or (vi) approve, adopt or recommend, or declare advisable or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in and entered into compliance with Section 5.4(b)) with respect to any Alternative Proposal (any such action set forth in the foregoing clauses (i) through (vi), a “Change of Recommendation”).

(d)   Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Superior Proposal, (x) make a Change of Recommendation and/or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g)(i); provided, that the Company Board shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(g)(i) (A) unless the Company shall have given Parent at least five (5) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the terms and conditions of the Superior Proposal that is the basis for the proposed action of the Company Board, the identity of the Person making the Superior Proposal and a true and complete copy of any proposed definitive agreement for such Superior Proposal, if any, and the Company shall have negotiated in good faith with Parent (to the extent Parent wishes to negotiate) to enable Parent to make such amendments to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation or terminate this Agreement in connection with such Superior Proposal, and (B) unless, at the end of the five-Business Day period following the receipt of such Superior Proposal Notice (the “Superior Proposal Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement during the Superior Proposal Notice Period and in consultation with outside legal counsel and its independent financial advisor, the Company Board concludes that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal if such amendments were to be given effect; provided, that any material modifications to the terms of the Superior Proposal shall commence a new notice period pursuant to clause (A) of three (3) Business Days.

(e)   Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to an Intervening Event, make a Change of Recommendation (solely clauses (i) or (ii) of the definition thereof) (a “Permitted Change of Recommendation”) if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its independent financial advisor, that the failure of the Company Board to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, that the Company Board shall not be entitled to make such a Permitted Change of Recommendation unless (i) the Company shall have given Parent at least four (4) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a reasonably detailed description of the applicable Intervening Event, and shall have negotiated in good faith with Parent (to the extent that Parent requests to negotiate) to enable Parent to propose such amendments to the terms of this Agreement as would permit the Company Board not to effect such a Change of Recommendation in connection with such Intervening Event, and (ii) unless, at the end of the four-Business Day period following the delivery of such Intervening Event Notice (the “Intervening Event Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement during the Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such Change of Recommendation would continue to be reasonably likely to be inconsistent with its fiduciary duties under applicable Law if such amendments were to be given effect; provided, that any material change to the facts and circumstances relating to such Intervening Event shall commence a new notice period pursuant to clause (i) of three (3) Business Days.

(f)    Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from complying with its disclosure obligations under applicable Law or rules and policies of the NASDAQ Stock Market, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder. No disclosure or communication permitted pursuant to the foregoing sentence or disclosure that the Company has received an Alternative Proposal and is evaluating such proposal in accordance with this Section 5.4, shall, in and of itself, be considered a Change of Recommendation or require the giving of a Superior Proposal Notice, an Intervening Event Notice or compliance with the procedures set forth in Section 5.4(d) or (e); provided, however, that the Company Board shall not effect a Change of Recommendation except in accordance with this Section 5.4.

(g)   “Alternative Proposal” means any bona fide proposal, offer or indication of intent made by any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) for, or that would result in (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company or one or more Subsidiaries thereof whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Acquired Companies, in each case, as a result of which the stockholders of the Company or such Subsidiaries immediately prior to such transaction would cease to own at least 75% of the total voting power of the Company or such Subsidiaries or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person of more than 25% of the net revenues, net income or total assets of the Company and its Subsidiaries, in each case, on a consolidated basis, (iii) the acquisition by any Person of more than 25% of the outstanding Shares or any other class of equity or voting securities of one or more Subsidiaries thereof whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Acquired Companies; or (iv) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any such Persons beneficially owning 25% or more of any class of equity or voting securities of the Company or one or more Subsidiaries thereof whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Acquired Companies.

(h)   “Superior Proposal” means an unsolicited, written Alternative Proposal, made after the date of this Agreement, substituting in the definition thereof “50%” for “25%” and for “75%” in each place each such phrase appears, that the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and consistent with the Company Board’s fiduciary duties under applicable Law, to be more favorable to the Company’s stockholders than the transactions contemplated by this Agreement and which is reasonably capable of being consummated on the terms proposed (after taking into account any changes thereto committed to by Parent pursuant to Section 5.4(d)).

(i)  “Intervening Event” means any event, change, occurrence or development that materially affects the business of the Company and its Subsidiaries that is unknown and not reasonably foreseeable to the Company Board as of the date of this Agreement and which does not result from a breach of this Agreement by the Company (other than a de minimis breach); provided, that the receipt, existence or terms of an Alternative Proposal shall not be deemed to be an Intervening Event hereunder; and provided, further, that in no event shall (A) any change in the trading price of the Shares, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (B) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event), or (C) any event, change, effect, development or occurrence that relates to Parent or Merger Sub, in each case of clauses (A) through (C), be deemed to be an Intervening Event.

(j) Any violation of the restrictions on the Company set forth in this Section 5.4 by any Representative of the Company or any of its Subsidiaries, to the extent such Representative is acting at the direction of the Company or such Subsidiary shall be a breach of this Section 5.4 by the Company.

Section 5.5   Filings; Other Actions.

(a)   As promptly as reasonably practicable after the date hereof (and no later than 30 days after the date hereof), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.4, include the Company Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof, and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable following the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders (and in any event within ten Business Days of such time). Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company may reasonably request. No filing of, or amendment or supplement to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon and the Company shall give reasonable consideration to any comments made by Parent and its Representatives. If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company will notify Parent promptly of the receipt of any comments or other communications, whether written or oral, that the Company or its Representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information, and the Company will supply Parent with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated hereby. The Company shall provide Parent and its Representatives a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable consideration shall be given).

(b) The Company shall (i) take all action required by the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement (and shall use reasonable best efforts to hold such meeting as promptly as practicable but in no event later than 45 days after the definitive Proxy Statement is mailed to the Company Stockholders) for the purpose of obtaining (A) the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and (B) if so desired and mutually agreed between the Company and Parent, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated by such agreement, it being understood that, if mutually agreed between the Company and Parent, such Company Stockholders’ Meeting may also be the Company’s annual meeting of stockholders, with the record date and meeting date of such Company Stockholders’ Meeting to be selected after reasonable consultation with Parent, and (ii) subject to a Change of Recommendation in accordance with Section 5.4, use reasonable best efforts to obtain the Company Stockholder Approval and solicit from its stockholders proxies in favor of the Company Stockholder Approval. The Company shall keep Parent informed on a reasonably current basis of the status of its efforts to solicit such approval following the dissemination of the Proxy Statement to the Company’s stockholders. Notwithstanding anything to the contrary in this Agreement, (x) the Company may adjourn, recess, or postpone, and at the request of Parent it shall adjourn, recess or postpone, the Company Stockholders’ Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or to obtain the Company Stockholder Approval (provided that, unless agreed in writing by the Company and Parent, all such adjournments, recesses or postponements shall be for periods of no more than ten (10) business days each) and (y) the Company may adjourn, recess, or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting.

Section 5.6   Employee Matters.

(a)   For a period of twelve (12) months following the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each Continuing Employee, to the extent still employed, (i) base compensation and target annual cash incentive opportunities that, in each case, are no less favorable than were provided to the Continuing Employee immediately before the Effective Time, (ii) equity incentive opportunities that are no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries, as applicable, following the Effective Time, and (iii) employee benefits (excluding any equity or equity based compensation, employee stock purchase benefits, defined benefit pension benefits, retiree health and welfare benefits, severance benefits and change in control, transaction and retention bonuses or payments) that are substantially comparable in the aggregate to such employee benefits provided to the Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time. Without limiting the generality of the immediately preceding sentence, (A) Parent shall or shall cause the Surviving Corporation to provide to each Continuing Employee whose employment is involuntarily terminated by Parent and its Subsidiaries (including the Surviving Corporation) without “cause” (as defined in Section 5.6(a) of the Company Disclosure Letter) during the one (1)-year period following the Effective Time with severance benefits equal to the greater of (x) the severance benefits set forth on Section 5.6(a) of the Company Disclosure Letter4, and (y) the severance benefits provided to similarly situated employees of Parent and its Subsidiaries, as applicable, following the Effective Time, under the severance arrangements of Parent and its Subsidiaries, and (B) during such one (1)-year period following the Effective Time, severance benefits offered to each Continuing Employee shall be determined without taking into account any reduction after the Effective Time in such Continuing Employee’s base salary or wage rate. Notwithstanding anything provided in this Section 5.6(a) or anything else in this this Agreement to the contrary, each Continuing Employee who, at any time during the Continuation Period, is or becomes covered by a Collective Bargaining Agreement shall solely be provided with compensation, benefits and terms and conditions of employment that meet the requirements of such Collective Bargaining Agreement.

(b)   For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any corresponding Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time (“Old Plans”), provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to an Old Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to recognition of such co-payments, deductibles and similar expenses under any corresponding Company Benefit Plan.

(c)   Parent acknowledges that, for purposes of the Company Equity Plans and each Company Benefit Plan identified with an asterisk (*) in Section 3.16(b) of this Company Disclosure Letter, a “change in control” of the Company will occur at the Effective Time.

(d)   Without limiting the generality of Section 8.9, (i) the provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing in this Agreement shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose and (ii) nothing in this Section 5.6 (A) shall alter or limit the ability of the Company or any of its Subsidiaries (or, following the Effective Time, Parent or any of its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (B) shall create any obligation on the part of the Company or its Subsidiaries (or, following the Effective Time, Parent or any of its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time. The provisions of this Section 5.6 shall survive the consummation of the Merger.

Section 5.7   Efforts.

(a)   Subject to the terms and conditions set forth in this Agreement, the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall cooperate with the other parties and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement prior to the End Date, including (i) preparing and filing all documentation necessary to effect all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods from any Governmental Entity, (ii) obtaining all necessary actions or nonactions, waivers, consents, clearances, or approvals from third parties, (iii) defending any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or challenging, hindering, impeding, interfering with or delaying the consummation of the Merger and the other transactions contemplated by this Agreement under any Antitrust Law or Foreign Investment Law, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity in connection with the foregoing vacated or reversed and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that, without limitation to filings fees to be paid to any Governmental Entity in accordance with Section 8.2, in no event shall Parent, Merger Sub, the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b)   Subject to the terms and conditions in this Agreement and without limiting the foregoing, the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall (i) file, or cause to be filed, all required Notification and Report Forms pursuant to the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement within ten (10) Business Days after the date hereof and file, or cause to be filed, any filing (or draft thereof) required under each other Antitrust Law or Foreign Investment Law set forth on Section 6.1(c) of the Company Disclosure Letter as promptly as practicable after the date hereof, (ii) supply or cause to be supplied, as promptly as practicable any additional information or documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law or Foreign Investment Law and (iii) use its reasonable best efforts to promptly obtain all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods under the HSR Act and any other applicable Antitrust Law or Foreign Investment Law but in any event prior to the End Date.

(c)   In furtherance and not in limitation of the foregoing, Parent (and its Subsidiaries and Affiliates) shall take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further action as may be necessary to resolve such objections any Governmental Entity may assert under any Antitrust Law or Foreign Investment Law with respect to the Merger and the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement so as to enable the Closing to occur no later than the End Date, including (x) proposing, negotiating, committing to, effecting, agreeing to and executing, by consent decree, settlement, undertaking, stipulations or otherwise, the sale, divestiture, transfer, license, hold separate or disposition of any and all of the share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of Parent (including its Subsidiaries and Affiliates) and of the Company (including its Subsidiaries), (y) terminating, transferring or creating relationships, contractual rights or other obligations of Parent (including its Subsidiaries and Affiliates) and the Company (including its Subsidiaries); and (z) otherwise taking or committing to take any actions or agree to any undertakings that would limit Parent’s (including its Subsidiaries’, Affiliates’, and the Surviving Corporation’s) freedom of action with respect to, or their ability to retain, or impose obligations on Parent’s (including its Subsidiaries’, Affiliates’, and the Surviving Corporation’s) future operations with respect to, assets (whether tangible or intangible), businesses, divisions, personnel, operations, products or product lines of Parent (and its Subsidiaries and Affiliates, including the Surviving Corporation) or the Company (and its Subsidiaries), in each case so as to satisfy the conditions to Closing or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date (each such action in the foregoing clauses (x), (y) and (z), a “Burdensome Condition”); provided, that the Company (and its Subsidiaries) shall not be permitted to offer or agree to or effectuate any Burdensome Condition without the prior written consent of Parent; provided, further, that the Company (and its Subsidiaries) shall be required to agree to or effectuate any Burdensome Condition upon written direction from Parent so long as the effectiveness thereof is conditioned on the Closing. Except as otherwise permitted under this Agreement, Parent shall not (and shall cause its Subsidiaries and Affiliates not to) acquire or agree to acquire any business, or a substantial portion of the assets or equity of any business, that competes with the Company or otherwise operates in the electronic test and measurement industry if such acquisition would be reasonably likely to prevent or materially delay the Closing.

(d)   Each of the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall use its reasonable best efforts, to the extent permitted under applicable Law, to (i) consult and cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity or any other Person relating to the Merger and the other transactions contemplated by this Agreement, (ii) keep the other parties hereto promptly informed of any communication received by such party from any Governmental Entity and of any communication received in connection with any proceeding by any other Person, in each case regarding the Merger and the other transactions contemplated by this Agreement (and in the case of such written communications, furnish the other parties with a copy of such communication), (iii) permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed filing, submission or other communication to any Governmental Entity or other Person, and (iv) to the extent not prohibited by the applicable Governmental Entity or other Person, give the other parties hereto the opportunity to attend and participate in any meetings (whether in-person or otherwise), telephone or video calls or other conferences. Notwithstanding the forgoing, any party may, as it deems advisable and necessary, reasonably (x) redact materials to protect competitively sensitive information or information concerning valuation, or as necessary to address reasonable attorney-client, attorney work product or other privilege concerns and (y) reasonably designate any competitively sensitive material provided to the other parties under this Section 5.7(d) as “outside counsel only” (such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless written permission is obtained in advance from the party providing the materials).

(e)   In furtherance and not in limitation of the covenants of the parties contained in this Section 5.7, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity under any Antitrust Law or Foreign Investment Law challenging, hindering, impeding, interfering with or delaying any transaction contemplated by this Agreement as violative of any such Law, Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense and lead in the development of the defense strategy in all respects and each of the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any such Action, decree, judgment, injunction or other such order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

(f)    Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to lead the development of the (i) strategy for obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods so as to enable Closing to occur prior to the End Date, (ii) response to any request from, inquiry by, or investigation by (including, subject to the last sentence of this Section 5.7(f), the timing, nature and substance of all such responses) any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement and (iii) strategy for the defense and settlement of any action brought by or before any Governmental Entity that has authority to enforce the applicable Antitrust Laws or Foreign Investment Laws. In furtherance thereof, and subject to applicable Law, the Company and its Subsidiaries shall not settle or compromise or offer to settle or compromise any request, inquiry, investigation or other Action by a Governmental Entity with respect to the Merger or the transactions contemplated hereby without the prior written consent of Parent (which may be withheld or given in its sole discretion). Notwithstanding anything to the contrary in this Agreement, no party shall extend any waiting period under the HSR Act (including by withdrawing and refiling its filing under the HSR Act) or any other Antitrust Law or Foreign Investment Law or enter into any agreement with any Governmental Entity to delay, or otherwise not to consummate as promptly as practicable, the Merger or the transactions contemplated by this Agreement except with the prior written consent of the other party (such consent not to be unreasonably withheld).

Section 5.8   Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover statute or regulation or provision of the Company’s organizational and other governing documents shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision on the transactions contemplated by this Agreement.

Section 5.9   Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated in this Agreement and shall not issue any such press release or other public statement or comment without the prior written consent of, in the case of the Company, Parent or, in the case of Parent and Merger Sub, the Company (in each case not to be unreasonably withheld), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity (in which case, such disclosing party will endeavor to provide an opportunity to the other party to review and comment upon such public statement or press release); provided that the restrictions in this Section 5.9 shall not apply to (i) any Company communication regarding an Alternative Proposal or from and after a Change of Recommendation (but without limiting the Company’s obligations under Section 5.4) or (ii) any press release, filings with the SEC or other public statement or comment the contents of which are substantially consistent with prior public statements and other communications made by the Company, Parent or Merger Sub in compliance with this Agreement. Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement.

Section 5.10     Indemnification and Insurance.

(a)   Parent and Merger Sub agree to cause the Surviving Corporation to provide that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries (or directors or officers of an Acquired Company to the extent serving as fiduciaries with respect to any Company Benefit Plan maintained by any Acquired Company) as provided in their respective articles or certificates of incorporation or bylaws or other organizational documents or in any agreement set forth in Section 5.10 of the Company Disclosure Letter, in each case as in effect as of the date hereof, shall survive the Merger and shall continue at and after the Effective Time in full force and effect for a period of six (6) years. For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation and bylaws or similar organizational documents as in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect as of the date hereof and set forth in Section 5.10 of the Company Disclosure Letter, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six (6)-year period. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b)   For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (or directors or officers of an Acquired Company to the extent serving as fiduciaries with respect to any Company Benefit Plan) (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law if such Indemnified Party to whom fees or expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final and non-appealable adjudication that such Indemnified Party is not entitled to indemnification), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c)   For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by this Section 5.10(c) because its cost exceeds the Maximum Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, or Parent may, at its option request the Company to, purchase a six-(6) year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, such tail policy to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)   Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10 (subject to the undertaking described in Section 5.10(b)).

(e)   The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)    In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11     Stockholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall give Parent prompt notice of any such litigation and keep Parent reasonably informed of the status thereof. The Company shall give Parent (a) the opportunity to participate in the defense of any such litigation, (b) the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and (c) the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 5.11 is without prejudice to the provisions in Section 2.1(b) relating to Dissenting Shares.

Section 5.12     Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ Stock Market and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from the NASDAQ Stock Market and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.13     Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of (or other transactions in) Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14     Obligations of Parent. Parent shall cause Merger Sub and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance, satisfaction and discharge of each of their respective covenants, obligations and liabilities. The sole stockholder of Merger Sub shall approve this Agreement by written consent immediately following its execution.

Section 5.15     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.16     Financing.

(a)   Until such time, if applicable, that the Commitment Letter is terminated pursuant to a Permitted Termination, Parent shall and shall cause each of its Affiliates to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Parent shall, unless the Commitment Letter is terminated pursuant to a Permitted Termination and until such time, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms (including, as necessary, the “flex” provisions contained in any related fee letter) and subject only to the conditions described in the Commitment Letter prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification; provided that Parent will not be required to enter into the Definitive Agreements unless (x) the closing of the transactions, including the receipt of proceeds related thereto, contemplated by the Climate Transaction Agreement is not reasonably likely to occur prior to the Closing and (y) Parent does not have immediate access to alternative financing in an amount, when taken together with all immediately available funds of Parent on the Closing Date, sufficient to satisfy all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration, any fees and expenses of or payable by Parent contemplated by, or required in connection with the transactions described in, this Agreement and any repayment or refinancing of any outstanding indebtedness (including the Company Credit Agreement) of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement, (iii) satisfying on a timely basis all conditions in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder and (iv) enforcing its rights under the Commitment Letter. Parent shall comply with its obligations, and enforce its rights, under the Commitment Letter and Definitive Agreements in a timely and diligent manner. Additionally, unless the Commitment Letter is terminated pursuant to a Permitted Termination, Parent shall use its reasonable best efforts to consummate and obtain in escrow the proceeds of the Financing (or, in the case of any bridge facilities contemplated by the Commitment Letter, high yield financing or other financing incurred in lieu thereof) as promptly as possible after the Syndication Commencement Date (as defined in the Commitment Letter as of the date hereof) and receipt of the Financing Information; provided that Parent shall have no obligation to fund the bank debt portion of the Financing into escrow so long as Parent has delivered executed Definitive Agreements (including, to the extent necessary, any Definitive Agreements for a bridge financing) and the funding thereof is subject only to the conditions set forth in the Commitment Letter, other than the delivery of definitive documentation.

(b)   Parent shall not, and shall cause its Affiliates not to, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); or (ii) terminate or cause the termination of the Commitment Letter or any Definitive Agreement other than, in each case of this subclause (ii), the termination thereof resulting from the reduction of 100% of commitments thereunder or loans issued thereunder, as applicable, in each case pursuant to the mandatory reduction terms of the Commitment Letter as of the date hereof, including with the proceeds from the consummation of the transactions contemplated by the Climate Transaction Agreement (which termination shall not constitute a Prohibited Modification) (a “Permitted Termination”). Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement, termination, modification or waiver (with any such amendment, replacement, supplement, termination, modification or waiver to, any fee letter to be redacted in accordance with Section 4.6(c)).

(c)   Unless the Commitment Letter is terminated pursuant to a Permitted Termination and until such time, in the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Affiliates to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing not to include any Prohibited Modifications or conditions to the consummation thereof that are more onerous than those set forth in the Commitment Letter as of the date hereof. In furtherance of and not in limitation of the foregoing, unless the Commitment Letter is terminated pursuant to a Permitted Termination, in the event that immediately prior to the Closing (A) any portion of the Financing contemplated to be structured as permanent financing is unavailable, regardless of the reason therefor, (B) all conditions set forth in Section 6.1 and Section 6.3 shall have been satisfied or waived (other than (x) those conditions that are to be satisfied by action taken at the Closing and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent of its representations, warranties, covenants or agreements contained in this Agreement) and (C) the bridge facilities contemplated by the Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 5.16(c)) are available on the terms and conditions described in the Commitment Letter, then Parent shall cause the proceeds of such bridge financing to be used immediately in lieu of such affected portion of the permanent financing. Parent shall provide the Company with prompt oral and written notice of any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement of any provision thereof. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing.

(d)   The foregoing notwithstanding, compliance by Parent with this Section 5.16(d) shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent Parent obtains Alternative Financing or amends, replaces, supplements, modifies or waives any of the Financing, in each case pursuant to this Section 5.16 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

Section 5.17     Financing Cooperation.

(a)   The Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, and each of them shall use their commercially reasonable efforts to cause their respective applicable Representatives to use their commercially reasonable efforts, to provide customary cooperation, to the extent reasonably requested by Parent in writing, in each case to the extent necessary for the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing business operations of the Company or any of its Affiliates), including using commercially reasonable efforts to:

(i)     cause appropriate members of management of the Company to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company;

(ii)     [reserved];

(iii)   (x) furnish to Parent the Financing Information and such other historical financial information regarding the Company and its Subsidiaries as is reasonably available to the Company at such time, customarily required in connection with the execution of financings of a type similar to the Financing and reasonably requested by Parent in connection with the Financing and (y) cause the Company’s independent auditors to provide, consistent with customary practice, any customary “comfort” letters with regard to financial information relating to the Company and its Subsidiaries (including customary “negative assurance” comfort for any applicable Financing (including any Alternative Financing or permanent financing)); it being understood that the Company shall have satisfied the obligations set forth in this sentence if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided;

(iv)    provide reasonable and customary assistance to Parent and the Lenders in Parent’s preparation of customary offering documents, lender and investor presentations, private placement memoranda, syndication memoranda, ratings agency presentations and other marketing material for the Financing;

(v)   if and to the extent Parent elects to prepay the Company Credit Agreement at or after the Effective Time, provide customary prepayment notices within the time periods contemplated by the Company Credit Agreement and use commercially reasonable efforts to assist Parent in obtaining customary payoff letters with respect thereto at least one Business Day prior to the Closing Date and take all actions reasonably requested in connection therewith including (x) the release of all collateral, (y) the termination of all guaranties and any agreements evidencing subordination in connection therewith and (z) the termination or replacement of all letters of credit outstanding thereunder, in each case to be effective at the Closing;

(vi)    provide at least two (2) Business Days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least ten (10) Business Days prior to the Closing Date;

(vii)       cooperate with Parent to obtain customary corporate and facilities credit ratings;

(viii)     cooperate with the Lenders’ due diligence, to the extent customary and reasonable; and assist in the preparation of, and in the execution and delivery of at Closing, the Definitive Agreements, and taking all corporate and other organizational actions reasonably requested by Parent necessary to permit the Financing, subject to the occurrence of the Closing; and

(ix)    cooperate in satisfying the conditions precedent to the Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and/or its Subsidiaries.

(b)   The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.17 that could: (i) require the Company or any of its Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that the Company will, to the extent otherwise required hereby, use commercially reasonable efforts to cause persons who will continue as officers or directors, as applicable, of the Company or its Subsidiaries, as applicable, after the occurrence of Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of Closing), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or otherwise incur any obligation under any agreement, certificate, document or instrument (except, with respect to the Company and its Subsidiaries only, to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party, (vii) provide access to or disclose information that the Company or any of its Affiliates determine would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (viii) require the delivery of any opinion of counsel to the Company, (ix) require the Company or any of its Affiliates to prepare any financial statements or information that are not available to the Company and prepared in the ordinary course of the Company’s or the Company’s financial reporting practice or (x) require the Company or any of its Affiliates to prepare or deliver any Excluded Information. Nothing contained in this Section 5.17 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly on request by the Company, reimburse the Company or any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 5.17 and any information used in connection therewith except (i) with respect to the Financing Information, (ii) to the extent such losses or expenses arise from the material breach of this Agreement by the Company or result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives or Affiliates, or (iii) with respect to any material misstatement or omission of a material fact in information provided hereunder in writing by any of the foregoing persons.

(c)   The parties hereto acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of the Company and its Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letter, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letter shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 5.17 shall not be considered in determining the satisfaction of the condition set forth in Section 6.3(b), unless such breach is a willful and material breach and is the primary cause of Parent being unable to obtain the proceeds of the Financing at the Closing.

(d)   All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement.

Article 6

CONDITIONS TO THE MERGER

Section 6.1   Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a)   Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)   No Legal Restraints. No injunction or similar Order by any Governmental Entity with competent jurisdiction over Parent or the Company and no applicable Law that prohibits or makes illegal the consummation of the Merger and the other transactions contemplated by this Agreement shall have been entered, promulgated or become effective and shall continue to be in effect (any such Order, injunction or applicable Law, a “Legal Restraint”).

(c)    Regulatory Approvals. (i) The applicable waiting period (and any extension thereof) pursuant to the HSR Act shall have expired or been terminated, and any and all agreements with Governmental Entities with competent jurisdiction over Parent or the Company pursuant to which the parties hereto have agreed not to consummate the transactions contemplated by this Agreement until a specified time shall have expired, been terminated or been waived; and (ii) the approvals and clearances specified in Section 6.1(c) of the Company Disclosure Letter shall have been obtained.

Section 6.2   Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions contemplated by this Agreement is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a)   The representations and warranties of Parent and Merger Sub set forth in Article 4 (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)   Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3   Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) of the following conditions:

(a)  (i) The representations and warranties of the Company set forth in Section 3.6(a) shall be true and correct, both when made and at and as of the Closing Date, as if made at and as of such time, (ii) the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b)(ii) and Section 3.2(b)(iii) shall be true and correct (except for inaccuracies in such representations and warranties that are de minimis relative to the total fully-diluted equity capitalization of the Company), both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.3, Section 3.4(a), Section 3.19, Section 3.21, Section 3.22 and Section 3.24 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)   The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4  Frustration of Closing Conditions. No party hereto may rely, as a basis for either not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any covenant or agreement of this Agreement.

Article 7

TERMINATION

Section 7.1   Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a)   by the mutual written consent of the Company and Parent;

(b)   by either the Company or Parent if (i) the Effective Time shall not have occurred on or before April 12, 2024 (provided that if as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in Section 6.1(b) (only to the extent the applicable Legal Restraint relates to an Antitrust Law or Foreign Investment Law) or Section 6.1(c), then such date shall automatically be extended to July 12, 2024; provided, further, that if as of such date as so extended, all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing but subject to those conditions being capable of being satisfied) other than the conditions set forth in Section 6.1(b) (only to the extent the applicable Legal Restraint relates to an Antitrust Law or Foreign Investment Law) or Section 6.1(c), then such date shall automatically be further extended to October 12, 2024 (as may be so extended, the “End Date”)) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have materially contributed to the failure to consummate the Merger on or before such date;

(c)  by either the Company or Parent if any Governmental Entity with competent jurisdiction over Parent or the Company shall have issued a Legal Restraint, and such Legal Restraint shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have materially contributed to the failure to consummate the Merger on or before such date;

(d)   by either the Company or Parent if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e)   by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that, the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause any of the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be capable of being satisfied;

(f)    by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause any of the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be capable of being satisfied; and

(g)   (i) by the Company, in accordance with Section 5.4(d), in order to enter into an agreement providing for a Superior Proposal; provided, that the Company shall have paid the Company Termination Fee immediately before or simultaneously with and as a condition to such termination; (ii) by Parent, if the Company Board shall have effected a Change of Recommendation pursuant to Section 5.4(d), (iii) by Parent, if the Company Board shall have effected a Change of Recommendation pursuant to Section 5.4(e) or (iv) by Parent, prior to the Company Stockholders’ Meeting, if there shall have been a material breach by the Company of Section 5.4.

Section 7.2   Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, or their respective former, current or future directors, partners, stockholders, managers or members, except that (i) no such termination shall relieve any party of its obligation to pay the Company

Termination Fee, if, as and when required pursuant to Section 7.3; (ii) subject to Section 7.3(d) and Section 7.3(e), no such termination shall relieve any party for liability for such party’s fraud or willful and material breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

Section 7.3   Termination Fee.

(a)  Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g)(ii) or Section 7.1(g)(iii), or (iii) (A) after the date of this Agreement, an Alternative Proposal is publicly proposed or publicly disclosed prior to, and not unconditionally withdrawn publicly at least five (5) Business Days prior to, the Company Stockholders’ Meeting, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have entered into a definitive agreement providing for a transaction described in the definition of Alternative Proposal (which transaction is subsequently consummated, whether during or following such twelve (12)-month period) or completed such Alternative Proposal (it being understood that, for purposes of this clause (C), each reference to “25%” in the definition of “Alternative Proposal” when used with respect to such transaction shall be deemed to be a reference to “50%”), then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $310,000,000 in cash (the “Company Termination Fee”), such payment to be made prior to or simultaneously with (and as a condition to the effectiveness of such termination) in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, and within three (3) Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)   Parent Termination Fee. Any provision in this Agreement to the contrary notwithstanding, in the event that:

(i)    this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) one or more of the conditions set forth in Section 6.1(b) (only as the result of a Legal Restraint issued or granted in respect of the Merger or the other transactions contemplated by this Agreement by a Governmental Entity pursuant to any Antitrust Law or Foreign Investment Law) or Section 6.1(c) has not been satisfied or waived, (B) all of the other conditions set forth in Section 6.1, Section 6.3(a) and Section 6.3(b) have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied or validly waived were the Closing to occur at such time)) and (C) no breach by the Company of its obligations under Section 5.7 has materially contributed to the failure to be satisfied of all or any of the conditions listed in clause (A) of this Section 7.3(b)(i), then Parent shall pay a fee of $310,000,000 (the “Parent

Termination Fee”) to the Company within three (3) Business Days following such termination by wire transfer of immediately available funds; or

(ii)  this Agreement is terminated by Parent or the Company pursuant to Section 7.1(c), only as the result of a Legal Restraint issued or granted in respect of the Merger and the other transactions contemplated by this Agreement by a Governmental Entity pursuant to any Antitrust Law or Foreign Investment Law and, at the time of such termination, no breach by the Company of its obligations under Section 5.7 has been the principal cause of the imposition of such Legal Restraint, then Parent shall pay the Parent Termination Fee to the Company within three (3) Business Days following such termination by wire transfer of immediately available funds;

it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)   Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3, Parent (in the case of Section 7.3(a)) or the Company (in the case of Section 7.3(b)) would not have entered into this Agreement. Accordingly, if a party fails to promptly pay any amount due pursuant to Section 7.3(a) or Section 7.3(b), as applicable, the failing party shall pay to the other party all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that neither the Company Termination Fee or the Parent Termination Fee shall constitute a penalty but is each liquidated damages, in a reasonable amount that will compensate each party in the circumstances in which either the Company Termination Fee or Parent Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(d)   Except as set forth in Section 7.3(c) and Section 8.14, and except for all expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) (which shall be borne by the Company), upon the payment by the Company of the Company Termination Fee as and when required by Section 7.3(a), none of the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or their respective Affiliates or Representatives. Payment of the Company Termination Fee pursuant to Section 7.3(a) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. Except as set forth in Section 7.3(c), in circumstances where the Company Termination Fee is payable pursuant to Section 7.3(a), Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 7.3(d) shall limit any remedies of Parent prior to such termination, including specific enforcement pursuant to Section 8.5.

(e)   Except as set forth in Section 7.3(c), and Section 8.14, and except for all filing fees paid by any party in respect of any HSR Act or other filing under any Antitrust Law or Foreign Investment Law (which shall be borne by Parent), upon the payment by Parent of the Parent Termination Fee as and when required by Section 7.3(b), none of Parent, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to the Company or its Affiliates or Representatives. Payment of the Parent Termination Fee pursuant to Section 7.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of its Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. Except as set forth in Section 7.3(c), in circumstances where the Parent Termination Fee is payable pursuant to Section 7.3(b), the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 7.3(b) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Parent Termination Fee, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 7.3(e) shall limit any remedies of the Company prior to such termination, including specific enforcement pursuant to Section 8.5.

Article 8

MISCELLANEOUS

Section 8.1   No Survival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.2   Expenses. Except as set forth in Section 7.3 and Section 8.14, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company, and all filing fees paid by any party in respect of any HSR Act or other filing under any Antitrust Laws or Foreign Investment Laws shall be borne by Parent.

Section 8.3   Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4   Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)   This Agreement, and any action, suit or other Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the transactions contemplated by this Agreement or the legal relationship of the parties (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. In any action between any of the parties arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the legal relationship of the parties (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware); (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware). Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 8.6 shall be effective service of process for any such action.

(b)   EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, WHETHER IN CONTRACT OR IN TORT OR UNDER ANY OTHER BODY OF LAW, TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.4.

Section 8.5   Specific Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties acknowledge and agree that time is of the essence and that the parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the parties’ obligations to consummate the transactions contemplated by this Agreement. It is accordingly agreed that, as to any claims or Actions in which a party seeks specific performance or other equitable relief pursuant to this Section 8.5, the parties shall use their best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any party’s request for expedited proceedings. Without limiting the generality of the foregoing, the parties agree that the Company shall be entitled to specific performance against Parent of Parent’s obligations under Section 5.16.

Section 8.6   Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136

Attention:	Vincent M. Servello
Vanessa R. McKenzie
E-mail:	Vincent.Servello@emerson.com
Vanessa.mckenzie@emerson.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:	Phillip R. Mills
Cheryl Chan
Email:	phillip.mills@davispolk.com
cheryl.chan@davispolk.com

To the Company:

National Instruments Corporation

11500 North Mopac Expressway

Austin, TX 78759

Attention:	R. Eddie Dixon, Jr.
Email:	eddie.dixon@ni.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich, Sabastian V. Niles, and Elina Tetelbaum
Email:	AOEmmerich@wlrk.com; SVNiles@wlrk.com; ETetelbaum@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email, provided that the recipient confirms in writing its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.7   Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any prohibited assignment is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.8   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.9   Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the provisions of Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Equity Awards as of the Effective Time) and Section 5.10 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (b) that the Company shall have the right to pursue damages, on behalf of its stockholders in the event of Parent or Merger Sub’s fraud, breach or wrongful termination of this Agreement, which right is acknowledged by Parent and Merger Sub, and (c) for the limitations on liability of the Company Related Parties set forth in Section 7.3, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.10     Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ Stock Market require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.11     Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12     Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references in this Agreement to “$” or “dollars” shall be to U.S. dollars. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to April 12, 2023. The words “day” or “days” when used in this Agreement shall refer to calendar days unless specified as Business Days. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The term “third party” shall mean any person, including any “group” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates or any “group” that includes the Company, Parent or any of their respective Affiliates. All references to information or documents having been “made available” (or words of similar import) shall be deemed satisfied, among other means (such as by electronic data room, management presentation or otherwise), by such information or documents being publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC (it being understood that the foregoing shall not be deemed to amend or modify the definition of “Made Available to Parent”). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. References to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder and references to specific laws, Contracts or specific provisions thereof are to such laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time; provided, that with respect to any Contracts listed in the Company Disclosure Letter, such references shall only include any amendments, restatements, replacements or modifications that are Made Available to Parent. All accounting terms used in this Agreement and not expressly defined shall have the meanings given to them under GAAP. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.13     Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.14     Transfer Taxes. Except as otherwise provided in Section 2.2(b)(ii), all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by the Company, Parent or Merger Sub and expressly shall not be a liability of holders of Shares.

Section 8.15     Attorney-Client Privilege. (a) All attorney-client privilege and attorney work-product protection of the Company or any of its Subsidiaries as a result of legal counsel representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (b) all documents subject to the attorney-client privilege or work-product protection described in Section 8.15(a) and (c) all documents maintained by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall, from and after the Closing, be held jointly by the persons serving as directors of the Company immediately prior to the Closing, and their respective successors, and the Company and its successors.

Section 8.16     Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Financing or any of the transactions contemplated hereby or thereby, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action described in clause (a) above shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing or any of the transactions contemplated hereby or thereby, (d) agrees that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives, and hereby waives any and all claims and causes of action (whether in contract or in tort, law or equity) that the Company or any of its Subsidiaries or controlled Affiliates may have against the Financing Parties, in each case, relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 8.16), and (e) agrees that the Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 8.16 and that this Section 8.16 may not be amended, waived or otherwise modified in a manner materially adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.16 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Party’s obligations to Parent under the Commitment Letter or the rights of the Company and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.17     Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used in this Agreement:

“Acquired Companies” means, collectively, the Company and the Company’s Subsidiaries.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, in no event shall (i) Aspen Technology, Inc. or any of its Subsidiaries or (ii) following the closing of the transactions contemplated by the Climate Transaction Agreement, Emerald JV Holdings L.P. or any of its Subsidiaries, be deemed to be an Affiliate of Parent or Merger Sub hereunder.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914 (in each case, as amended), and any other federal, state, foreign, and transnational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Entity with respect thereto, in each case as in effect from time to time.

“Climate Transaction Agreement” means that certain Transaction Agreement, dated as of October 30, 2022, by and among Parent, BCP Emerald Aggregator L.P., Emerald Debt Merger Sub L.L.C. and Emerald JV Holdings L.P.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union, works council or other labor organization or other authorized employee representative representing any current or former Service Providers.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated subsidiaries as of December 31, 2022 included in the Company’s Annual Report on Form 10-K for the annual period ended December 31, 2022, as filed with the SEC on February 21, 2023, including the notes thereto.

“Company Benefit Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other management, employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, performance stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance and any self-insured arrangement), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, transaction bonus, change of control, death and disability benefits, hospitalization, medical, dental, vision, prescription, life or other insurance, flexible benefits, supplemental unemployment benefits, employee assistance program, perquisites, disability or sick leave benefits, relocation, repatriation or expatriation, post-employment and retirement benefits (including compensation, pension, health, medical or insurance benefits) and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or arrangement, in each case (whether or not in writing) and (x) that is maintained, sponsored, administered, entered into or contributed to or required to be contributed to by any of the Acquired Companies for the benefit of or relating to any current or former Service Providers, or (y) with respect to which the Acquired Companies have or would reasonably be expected to have any Liability, other than any plan or arrangement sponsored or maintained by a Governmental Entity. For the avoidance of doubt, a Collective Bargaining Agreement shall not constitute a Company Benefit Plan.

“Company Contract” means any Contract other than a Company Benefit Plan (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any Company IP or any other asset of any of the Acquired Companies is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has or may acquire any asset, right or interest.

“Company Credit Agreement” means that Third Amended and Restated Credit Agreement, dated as of August 24, 2022, by and among the Company, the lenders from time party thereto, and Wells Fargo Bank, National Association, as administrative agent, swingline lender, and issuing lender (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Company Employee” means, as of any time, any employee of the Company or any of its Subsidiaries.

“Company Equity Award” means a Company PSU or Company RSU or any other stock-based award granted under a Company Equity Plan (whether settleable in cash or equity).

“Company Equity Plans” means the National Instruments Corporation 2022 Equity Incentive Plan, the National Instruments Corporation 2020 Equity Incentive Plan, the National Instruments Corporation 2015 Equity Incentive Plan and the National Instruments Corporation 2010 Incentive Plan.

“Company IP” means all Intellectual Property Rights owned or purported to be owned by any of the Acquired Companies.

“Company Material Adverse Effect” means an event, change, occurrence or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, but shall not include events, changes, occurrences or developments to the extent relating to or resulting from (a) any change in the market price or trading volume of the Common Stock (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be considered in determining whether a Company Material Adverse Effect has occurred); (b) the execution, announcement, consummation, existence or pendency of this Agreement or the terms hereof (including the identity of Parent or Merger Sub) or the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, Governmental Entities or other business relationships (provided, that the exceptions set forth in this clause (b) shall not apply in connection with any breach of any representation or warranty set forth in Section 3.4); (c) the general conditions or trends in the industries in which the Company and its Subsidiaries operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (d) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, inflation rate, exchange rates, tariffs, trade wars and credit markets); (e) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, ransomware or malware, military activity, sabotage or cybercrime, data breach, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (f) any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God; (g) compliance by the Company and its Subsidiaries with applicable Law (including COVID-19 Measures or any Cybersecurity Measures); (h) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (provided, however, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Company Material Adverse Effect; provided, further, that this clause (h) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (i) any Action or proceeding relating to or resulting from this Agreement or the transactions contemplated by this Agreement (provided, that the exceptions set forth in this clause (i) shall not apply in connection with any breach of any representation or warranty set forth in Section 3.4); (j) any action taken by the Company at the written direction of Parent or any action required to be taken by Parent, Merger Sub or the Company pursuant to the terms of this Agreement, (k) any breach by Parent or Merger Sub of this Agreement; (l) any matter set forth on the Company Disclosure Letter; or (m) any change in, or any compliance with or action taken for the purpose of complying with, any applicable Law or GAAP or any other applicable accounting principles or standards (or interpretations of any applicable Law or GAAP or any other applicable accounting principles or standards) after the date of this Agreement; provided that in the case of the foregoing clause (c), (d), (e), (f), (g) or (m), to the extent such event, change, occurrence or development referred to therein are not otherwise excluded from the definition hereof and have a materially disproportionate adverse impact on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to other persons engaged in the same industry, then the incremental disproportionate adverse effect of such event, change, occurrence or development shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.

“Company Preferred Stock” means preferred stock, par value $0.01, of the Company.

“Company PSU” means each award of performance-based restricted stock units (including any award with both time- and performance-based vesting conditions) representing the right to vest in and be issued shares of Common Stock by the Company granted pursuant to the Company Equity Plans.

“Company RSU” means each award of time-based restricted stock units representing the right to vest in and be issued shares of Common Stock by the Company granted pursuant to the Company Equity Plans (other than any Company PSU).

“Company ESPP” means the Company’s 1994 Employee Stock Purchase Plan, as amended.

“Consent” means any approval, consent, ratification, permission, waiver or authorization of or from, or registration, declaration or filing with, or notice to any Governmental Entity (including any Governmental Authorization).

“Continuing Employee” means each Company Employee employed by the Company or any of its Subsidiaries immediately prior to the Effeective Time whose employment with the Surviving Corporation (or Parent or any of its Affiliates) continues after the Effective Time.

“Contract” means any legally binding, written contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (i) any applicable quarantine, “shelter in place,”

“stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including the CARES Act and the Families First Act and American Rescue Plan Act of 2021 or (ii) any other reasonable and proportionate measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries (A) for the protection of the health or safety of the employees, partners, vendors, or service providers of the Company and its Subsidiaries or any other persons, (B) to preserve the assets utilized in connection with the business of the Company and its Subsidiaries, or (C) that are otherwise substantially consistent with actions taken by others in the industries or geographic regions in which the affected businesses of the Company or Parent or any of their respective Subsidiaries operate, in each case, in connection with or in response to COVID-19 or any other related global or regional health event or circumstance.

“Cybersecurity Measures” means any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of personally identifiable information.

“Data Protection Laws” means any and all applicable Laws relating to privacy, data protection, cybersecurity and/or the collection, protection, transfer, use and other processing of Personal Data in any relevant jurisdiction.

“DOL” means the United States Department of Labor.

“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of Law governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against Liabilities under securities Laws in connection with the offering, sale or issuance of securities.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or other legal entity.

“Environmental Authorization” means any Governmental Authorization required under Environmental Laws to own or operate the business of the Acquired Companies as currently or, since January 1, 2021, owned and operated.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, presence, Release or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume-weighted average closing price per share of Parent Common Stock on the New York Stock Exchange for the five consecutive trading day period ending on the last trading day preceding the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Information” means:

(a)    (i) audited consolidated balance sheets of the Company and the related audited consolidated statements of income, comprehensive income, cash flows and stockholders’ equity of the Company for (A) the fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022 (each of which Parent hereby acknowledges receiving) and (B) any subsequent fiscal year ended at least 120 days prior to the Closing Date, and in each case, the audit report of the Company’s independent auditor related thereto (which Parent hereby acknowledges receiving for the fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022) and (ii) an unaudited condensed consolidated balance sheet and related unaudited condensed statements of income, comprehensive income, cash flows and stockholders’ equity of the Company for any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least 60 days prior to the Closing Date, and for the comparable period of the prior fiscal year, reviewed by the Company’s independent auditor, in the case of each of clauses (i) and (ii), prepared based on GAAP; and

(b)    historical financial information regarding the Company that is reasonably required by Parent to produce customary pro forma financial statements required by paragraph (d) of Exhibit B of the Commitment Letter to the extent relating to the periods described in clause (a) of this definition (subject to the limitations set forth in the definition of Excluded Information);

provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require the Company or its Affiliates to provide (or be deemed to require the Company or its Affiliates to prepare) any (1) description of all or any portion of the Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented pursuant to clauses (a) and (b) above, (5) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (6) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2020, (7) financial information that the Company or its Affiliates does not maintain in the ordinary course of business, (8) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, (9) (x) pro forma financial information or pro forma financial statements or (y) projections or (10) footnote disclosure (other than any footnotes in any historical financials provided pursuant to this definition). For purposes of this Agreement, the information described in this proviso is collectively referred to as the “Excluded Information.”

If the Company in good faith believes that the Financing Information has been delivered to Parent, the Company may deliver to Parent a written notice to that effect (stating when it believes the delivery of the Financing Information to Parent was completed), in which case the Company shall be deemed to have complied with such obligation to furnish the Financing Information and Parent shall be deemed to have received the Financing Information, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Financing Information and not later than 5:00 p.m. (Eastern time) two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which such Financing Information the Company has not delivered); provided, that notwithstanding the foregoing, the delivery of the Financing Information shall be satisfied at any time which (and so long as) Parent shall have actually received the Financing Information, regardless of whether or when any such notice is delivered by the Company.

The Company’s or its Affiliates’ filing with the SEC pursuant to the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder of any required audited financial statements with respect to the Company that is publicly available on Form 10-K or other filing or required unaudited financial statements with respect to the Company that is publicly available on Form 10-Q or other filing, in each case, will satisfy the requirements under clauses (a) or (b), as applicable, of this definition.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide to Parent or any of its Subsidiaries with, or have otherwise entered into committed agreements with respect to any, Financing (including any Alternative Financing or permanent financing), including the parties to the Commitment Letter, any commitment letter or other documentation with respect to any Alternative Financing or permanent financing and any amendments, supplements, joinder agreements and definitive documentation relating thereto (the

“Financing Entities”), together with their respective Representatives and other Affiliates; provided, that neither Parent nor any Affiliate thereof shall be a Financing Party.

“Foreign Export and Import Law” means any Law of a Governmental Entity (other than a U.S. Governmental Entity) regulating exports, imports or re-exports to, from or within such foreign country, including economic sanctions and the export, import, transfer or re-export of any goods, Software, services or technical data.

“Foreign Investment Law” means any federal, state, foreign, and transnational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authorization” means: (a) any permit, license, certificate, certification, franchise, approval, concession, permission, variance, clearance, registration, qualification, identification number, approval, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Law; or (b) any right under any Contract with any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local, foreign or transnational governmental, regulatory or administrative agency, commission, court, body, entity, authority or official, including any sub-division thereof, or any non-governmental self-regulatory agency, commission, authority, arbitration forum or arbitrator, in each case with competent jurisdiction.

“Hazardous Substance” means any substance regulated, listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or words of similar import under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

“Indebtedness” means, with respect to any Person at the time of determination, without duplication and regardless of the maturity or when due or payable, (a) any indebtedness for borrowed money, including loans or advances or the issuance and sale of debt securities, (b) any capitalized lease obligations or sale leaseback obligations as determined in accordance with GAAP, (c) any indebtedness under any credit agreement or facility or obligations evidenced by bonds, debentures, notes or other similar instruments, (d) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current Liabilities arising in the ordinary course of business consistent with past practice, (e) any obligations under any agreement in respect of any cap, swap, collar, future, derivative or similar transactions, or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument, or economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions, (f) any obligations, to the extent drawn, in respect of letters of credit or similar instruments issued or accepted by banks or financial institutions for the account of any Person (including surety bonds and off-balance sheet financing arrangements), (g) all interest, indemnities, premiums, penalties, breakage costs, fees and other obligations related to any of the foregoing and (h) all direct or indirect guarantees or other financial accommodations (or arrangements having the economic effect of a guarantee or financial accommodation) in respect of any of the foregoing for the benefit of another Person; provided that Indebtedness shall not include any intercompany indebtedness owing between or among the Company and/or any of its Subsidiaries.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights, including any common law or statutory rights, anywhere in the world, including those arising under or associated with: (a) patents and patent applications (including any and all provisionals, divisions, continuations, continuations in part and renewal applications), and any and all renewals, reexaminations, substitutions, extensions or reissues thereof, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs; (b) trademarks, service marks, trade dress, trade names, logos, brand names, corporate names, domain names and uniform resource locators, social media identifiers and accounts, and other names and locators associated with Internet addresses and sites, and any and all other designations of origin (whether or not registered), including all goodwill associated with any of the foregoing and registrations and applications of any the foregoing, including any extension, modification or renewal of any such registration or application; (c) copyrights and any other equivalent rights in works of authorship (including rights in software, including source code, object code, and specifications, as a work of authorship) or mask work rights, whether registered or not, and registrations or applications of any of the foregoing, and any renewals, reversions, restorations or extensions thereof, (d) trade secrets, industrial secret rights, and rights in know-how, inventions (whether patentable or not), data, databases and confidential information and proprietary information that derives independent economic value from not being generally known; and (e) any other similar or equivalent intellectual property rights.

“International Plan” means any Company Benefit Plan that covers Service Providers located primarily outside the United States.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all information technology systems, devices, computers, computer software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or controlled by, or leased to, any Acquired Company.

“Key Employee” means any Company Employee with an annual base salary or annual wage rate of $250,000 of above.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.17(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.17(b) of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity.

“Leased Real Property” means all real property leased, subleased or licensed to the Acquired Companies, including all buildings, structures, fixtures and other improvements thereon leased, subleased or licensed to the Acquired Companies.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, adverse claim, option to purchase or other lien of any kind or nature whatsoever, but excluding any non-exclusive license of Intellectual Property.

“Made Available to Parent” means that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form (it being understood that the failure to provide exhibits or schedules to an agreement filed as an exhibit pursuant to Item 601(a)(5) of Regulation S-K shall not be considered a redaction) at least one (1) Business Day before the date of this Agreement; (b) made available for review by Parent or Parent’s Representatives as of 12:01 a.m. Eastern Time, on the date of this Agreement, in the “Project Measure” virtual data room maintained by the Company with iDeals Virtual Data Room in connection with the Merger (including any clean room folder); or (c) physically made available for review by Parent or Parent’s Representatives by the Company or its Representatives as of 12:01 a.m. Eastern Time, on the date of this Agreement.

“NASDAQ Stock Market” means the NASDAQ Stock Market LLC.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” means any software that is subject to or licensed, provided or distributed under any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License.

“Order” means any order, writ, injunction, award, judgment or decree.

“Parent Common Stock” means common stock of Parent, par value $0.50 per share.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due and payable, (ii) which are being contested in good faith by appropriate proceedings or (iii) for which adequate accruals or reserves have been established on the Company’s financial statements in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity having jurisdiction over the subject real property and which are not violated in any respect that is material to the Company and its Subsidiaries, taken as a whole, (d) that is disclosed on the Company Balance Sheet including the notes thereto (or securing liabilities reflected on such balance sheet), (e) that secures indebtedness (i) in existence on the date of this Agreement or (ii) not prohibited by Section 5.1(b)(x) or (f) that was incurred in the ordinary course of business since the date of the Company Balance Sheet and is not material to the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” means any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any and all applicable Laws relating to privacy, data protection, cybersecurity and/or the collection, protection, transfer, use and other processing of Personal Data in any relevant jurisdiction.

“Prime Rate” means the rate of interest quoted in the print edition of The Wall Street Journal, “Money Rates” section, as the prime rate, as in effect from time to time.

“Proxy Statement” means the proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

“Release” means any presence emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, threatened release or release of Hazardous Substances from any source into, through or upon the indoor or outdoor environment.

“Right” means the preferred share purchase right issued pursuant to the Rights Agreement.

“Rights Agreement” means the Rights Agreement, dated as of January 13, 2023, by and between the Company and Computershare Trust Company, N.A.

“Russia Sanctions” means sanctions or similar restrictions imposed in connection with the current dispute between the Russian Federation and Ukraine.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means any director, officer, employee, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries.

“Significant Subsidiary” means any direct or indirect Subsidiary of the Company that owns assets that constitute or account for 10% or more of the consolidated net revenues or consolidated net income of the Acquired Companies taken as a whole (measured based on the twelve (12) full calendar months prior to the date of determination) or 10% or more of the consolidated assets of the Acquired Companies taken as a whole (measured based on the fair market value as of the last day of the most recently completed calendar month).

“Solvent” means:

(a)    the Fair Value (as defined below) of the assets of the Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of Parent and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)    Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)    Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

For the purposes of this definition of “Solvent”, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). For the avoidance of doubt, in no event shall (i) Aspen Technology, Inc. or any of its Subsidiaries or (ii) following the closing of the transactions contemplated by the Climate Transaction Agreement, Emerald JV Holdings L.P. or any of its Subsidiaries, be deemed to be a Subsidiary of Parent or Merger Sub hereunder.

“Tax Return” means any return, report or similar filing required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return, attached schedules or declaration of estimated Taxes.

“Taxes” means any and all U.S. federal, state or local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed by a Governmental Entity with respect thereto) imposed by any Governmental Entity, including any income, capital gains, franchise, windfall, profits, license, capital, transfer, estimated, alternative, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, severance, social security, disability, workers’ compensation, net worth, excise, withholding, environmental, registration, stamp, goods and services, ad valorem and value added taxes.

“Treasury Regulations” means the regulations promulgated under the Code.

“U.S. Export and Import Law” means any applicable U.S. Law regulating exports, re-export, deemed (re)exports, transfers or imports of goods, services, software or technical data, including the United States Export Control Reform Act of 2018, the Export Administration Regulations, the economic sanctions laws, regulations and executive orders administered by OFAC or the U.S. Department of State, the Tariff Act of 1930 the Trade Act of 1974 and anti-boycott laws and regulations implemented by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“U.S. Government” means the federal government of the United States of America and any agencies, instrumentalities and departments thereof.

“Vested Company PSU” means a Company PSU that is outstanding immediately prior to the Effective Time and that became vested prior to, or the vesting of which will accelerate at, the Effective Time, in either case as required by the terms of the applicable award agreement as in effect on the date hereof.

“Vested Company RSU” means a Company RSU that is outstanding immediately prior to the Effective Time and that became vested prior to, or the vesting of which will accelerate at, the Effective Time, in either case as required by the terms of the applicable award agreement as in effect on the date hereof.

Section 8.18     Terms Defined Elsewhere. For purposes of this Agreement, each of the following terms (as capitalized below) when used in this Agreement will have the meaning ascribed to such term in the Section set forth opposite such term:

Action	Section 5.10(b)
Agreement	Preamble
Alternative Financing	Section 5.16(c)
Alternative Proposal	Section 5.4(g)
Appraisal Rights	Section 2.1(b)
Book-Entry Shares	Section 2.2(a)
Burdensome Condition	Section 5.7(c)
Cancelled Shares	Section 2.1(a)(ii)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(a)
Change of Recommendation	Section 5.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(b)(iii)
Commitment Letter	Section 4.6(a)
Common Stock	Section 2.1(a)(i)
Company	Preamble
Company Board	Recitals
Company Disclosure Letter	Article 3
Company PSU Consideration	Section 2.3(c)
Company Recommendation	Section 3.3
Company Registered IP	Section 3.10(a)
Company Related Parties	Section 7.3(d)
Company RSU Consideration	Section 2.3(a)
Company SEC Reports	Section 3.5(a)
Company Stockholder Approval	Section 3.20
Company Stockholders’ Meeting	Section 5.5(b)
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.3(b)
Continuation Period	Section 5.6(a)
Data Breach	Section 3.10(f)
Data Protection Requirements	Section 3.10(a)
Definitive Agreements	Section 5.16(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
EDGAR	Article 3
Effective Time	Section 1.3
Employee Census	Section 3.15(g)
End Date	Section 7.1(b)
Filed SEC Reports	Article 3
Financing	Section 4.6(a)
Financing Amounts	Section 4.6(d)
Indemnified Party	Section 5.10(b)
Intervening Event	Section 5.4(i)

Intervening Event Notice	Section 5.4(e)
Intervening Event Notice Period	Section 5.4(e)
Leases	Section 3.9(a)
Legal Restraint	Section 6.1(b)
Lenders	Section 4.6(a)
Made Available to Parent	Section 8.12
Material Contract	Section 3.11(a)
Maximum Amount	Section 5.10(c)
Measurement Time	Section 3.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
New Plans	Section 5.6(b)
Old Plans	Section 5.6(b)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Approvals	Section 4.2(b)
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Related Parties	Section 7.3(d)
Parent RSU	Section 2.3(b)
Parent Termination Fee	Section 7.3(b)(i)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(a)
Permitted Change of Recommendation	Section 5.4(e)
Permitted Termination	Section 5.16(b)
Prohibited Modifications	Section 5.16(b)
Proposed Dissenting Shares	Section 2.1(b)
Representatives	Section 5.3(a)
Share	Section 2.1(a)(i)
Subsidiary Shares	Section 2.1(a)(i)
Superior Proposal	Section 5.4(h)
Superior Proposal Notice	Section 5.4(d)
Superior Proposal Notice Period	Section 5.4(c)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.19
Tax Incentive	Section 3.15(g)
Terminating Company PSU	Section 2.3(c)
Terminating Company RSU	Section 2.3(a)
Termination Date	Section 5.1(a)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

EMERSON ELECTRIC CO.

By:	/s/ Vincent M. Servello
	Name:	Vincent M. Servello
	Title:	Vice President, Strategy and Corporate Development

EMERSUB CXIV, INC.

By:	/s/ Vincent M. Servello
	Name:	Vincent M. Servello
	Title:	President

[Signature Page to Agreement and Plan of Merger]

NATIONAL INSTRUMENTS CORPORATION

By:	/s/ Eric Starkloff
	Name:	Eric Starkloff
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]